

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com



October 29, 2003

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Banco Mercantil S.A.*
Rule 12g3-2(b) Submission
File No.: 82-4296

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Banco Mercantil S.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

We are enclosing an unofficial English translation of the Company's 2002 annual report to shareholders, as well as a complete copy of the report in Spanish.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alberto Valdes
Kenneth G.M. Mason, Esq.



UNOFFICIAL ENGLISH TRANSLATION OF BANCO MERCANTIL S.A.
2002 ANNUAL REPORT TO SHAREHOLDERS

La Paz, Bolivia
March 20, 2003

Address to Shareholders:

The Chairman of the Board of Directors, Eduardo Quintanilla Y., began his address to shareholders by paying homage to Mr. Don Javier Zuazo Chávez who was honorary president of Banco Mercantil S.A. and who passed away on June 23, 2002. The Chairman provided a description of Mr. Zuazo Chávez's life and accomplishments and then began his report to shareholders on the results of operations of Banco Mercantil S.A. during 2002.

The Chairman began with statements about the world economy in general and how most countries, including those in Asia, had suffered from the global slowdown during 2002. The Chairman also indicated that the International Monetary Fund and its policies had hampered world growth and the economies of underdeveloped nations in particular. The Chairman went on to assert that 2003 does not look particularly promising, especially given the war in Iraq and the uncertainty created thereby.

The Chairman then began to discuss the difficulties experienced during 2002 in the Bolivian economy in particular, citing rising unemployment, the uncertainty created by the mid-year elections in Bolivia, and the effect of the general overall slowdown in the world economy. The Chairman then cited certain figures attributable to the Central Bank of Bolivia, namely, that the Bolivian economy grew at a rate of 2.5% in 2002 versus a smaller rate of growth in 2001, but the 2002 growth rate was below the average growth rate of 4.7% during the years 1993 through 1998. He concluded this part of the discussion by stating that the slowdown of growth rates makes clear the lack of economic vigor of the economy after 1999. The Chairman proceeded to discuss specific sectors of the economy, including energy, telecommunications and financial services.

The Chairman then discussed other reasons for the meager growth of the Bolivian economy in 2002, including reduced exports from Bolivia; reduced proceeds from illegal drug exports, resulting from coca eradication programs in place; smaller direct foreign investments in the country; and the difficulty of maintaining the continued high level of foreign aid. The Chairman then disclosed information relating to the Bolivian currency, stating that it had devalued approximately 10% in the last year as compared to Brazil's currency which saw a devaluation of 53%, and Argentina's currency which saw a devaluation of 222%. Finally, the Chairman went on to cite a trade deficit of US$426,500,000 for Bolivia.

The Chairman cited some positive developments over the last year including increases in natural gas and petroleum production and he reiterated his belief that those sectors of the economy were important underpinnings of the entire Bolivian economy.

The Chairman then discussed certain specific fiscal matters relating to Bolivia. He cited increased governmental spending, a reduction in direct foreign investment in Bolivia,

and generally negative financial results of financial institutions in Bolivia. Specifically, the Chairman stated that the total assets of banks in Bolivia declined by approximately US$530,000,000 over the last year.

The Chairman then discussed certain specific figures relating to the Bolivian banking system. He cited, for instance, that the total amount of checking, savings and short-term deposit accounts declined approximately US$400,000,000 during 2002, 56% of such decline being attributable to certificates of deposits and 41% of such decline attributable to savings accounts. The Chairman then went on to state that Banco Mercantil overall was able to garner a 7.8% return on net assets which, while less than in 2001, was far more than the average return of the financial sector in general, which was less than 1%.

The Chairman explained that while the general financial situation in Bolivia, and in particular that of financial institutions in Bolivia, had deteriorated significantly during 2002, Banco Mercantil managed to see an increase of approximately US$2,000,000 in its savings account deposits and fixed term deposits. As such, it is now the second largest bank in terms of deposits, moving up from its fifth place ranking in 2001. The Chairman then went on to state that such an increase signifies the public's confidence in the solvency and solidity of Banco Mercantil as a financial institution in Bolivia.

The Chairman then went on to discuss the ratings that Banco Mercantil had been assigned by both Standard & Poor's and Moody's Latin American during 2002. He explained that Standard & Poor's had for the fifth year in a row assigned a B+/B risk rating and Moody's had assigned an A-1/B0-1 risk rating.

The Chairman then discussed the merging of the national office and the La Paz branch offices of Banco Mercantil in May of 2002. He went on to discuss the new structural organization of Banco Mercantil as a result of the fusion of those two branches. He proceeded to discuss the focus of the bank during 2002, which included widening the products offered by the bank, the development of new products and services and, in general, a greater emphasis on improved customer service.

The Chairman stated that there have been improvements in the infrastructure of the bank's central offices and ATM machines and the bank had also added new services with regard to telephone banking. The Chairman concluded his thoughts with regard to the bank's new products by stating that internet banking would be available in the first half of 2003 for the bank's customers. Finally, the Chairman discussed the installation of new software systems during 2002. He explained that the bank expected that during the first quarter of 2003 the system would be perfected, with an eye towards greater efficiency and better customer service on a ongoing basis for the clients of the bank.

The Chairman went on to explain that the bank had approximately 720 employees at the end of 2002, down from a high of 920 employees in 1999. The Chairman made a statement to the effect that if general business conditions do not improve, there may be a need to further reduce headcount at the bank. The Chairman then went on to discuss specific personnel

changes and promotions that had occurred during 2002. Finally, the Chairman discussed certain persons who were no longer associated with the bank, such persons having left during 2002.

The Chairman spoke about the fact that the bank had maintained its position as the most solid bank in Bolivia. He went on to cite the international circular "Latin Finance," which designated Banco Mercantil as the best bank in Bolivia in 2002. The Chairman continued with a discussion about a book that was written by a Mr. Roberto Querejazu in which the bank's history was set out and broken into its two major periods: when Banco Mercantil was a great supporter of the mining industry and, the second period, which was characterized by an effort to modernize the bank. The Chairman went on to inform the shareholders that the bank's original building had been restored after more than four years of careful work. The Chairman also went on to explain that the financial statements of the bank had been audited by PriceWaterhouseCoopers during 2002.

In his concluding remarks, the Chairman discussed certain of the minority investments maintained by the bank. The first affiliate of the bank that the Chairman discussed related to Mercantil Inversiones Bursátiles S.A., whose operations suffered during 2002 as a result of decreased liquidity in the Bolivian financial system The Chairman reported on relatively poor results for this affiliate during 2002. The Chairman went on to discuss certain other affiliates and their performance during 2002, including the bank's investment in Universal Brokers S.A.

The Chairman concluded his remarks by expressing gratitude for the efforts of the executives and employees of the bank during 2002.


BANCO MERCANTIL
BOLIVIA
Memoria Anual 2002


BANCO MERCANTIL
BOLIVIA



El día 23 de junio de 2002 falleció Don Javier Zuazo Chávez, Presidente Honorario y Vitalicio del Banco Mercantil.

La sociedad toda se sintió hondamente conmovida por este lamentable suceso que segó la vida de un hombre en pleno vigor de su talento.

El Banco Mercantil perdió a su más destacado conductor. El que con su gran visión creativa transformó la institución hasta completar su modernización, situándola entre las más prestigiosas del sistema financiero.

La personalidad de Javier Zuazo se manifestó, intensa y pujante, desde su juventud. Alineado siempre en las luchas democráticas, como estudiante en la Universidad de Madrid, fue expulsado de España por el régimen totalitario de Franco. De regreso al país, dedicó su vida a la actividad empresarial y, particularmente, a la banca. Desde la Presidencia de la Asociación de Bancos Privados de Bolivia, cargo que desempeñó varias veces, sostuvo intransigentemente los derechos del sector, siempre en procura de respaldar una banca privada sólida, transparente y confiable.

En el servicio público también dejó su huella imborrable de honesta y dedicada trayectoria. Embajador de Bolivia cerca del gobierno de Italia, gestionó y obtuvo importantes financiamientos para diversas obras nacionales.

Fue hombre modesto, alejado de frivolidades, cultor de la amistad y apasionado en todos sus emprendimientos. Vástago de ilustres familias bolivianas, supo mantener como cumplido caballero el legado honorable de sus mayores. Tal vez, la lealtad fue la más destacada de sus virtudes. Lealtad a la Patria, a sus principios, a sus socios, a sus amigos y a su vida empresarial.

El Banco Mercantil está de duelo: se ha extinguido la vida de su mejor directivo, pero la nobleza de su espíritu, su obra y su ejemplo servirán de inspiración para quienes quedan hoy al frente de sus legados.

Descansa en paz, querido amigo, ya ha terminado la lucha para ti. Nuestros sentimientos de hondo pesar acompañan a tu familia toda, y en el umbral de tu última morada, asumimos el compromiso de continuar invariablemente la política y la línea de conducta empresarial que marcó tu férrea voluntad.

Los Directores, Vicepresidentes, Gerentes y Personal del Banco Mercantil S.A.

Don Javier Zuazo Chávez



Nuestro legado para Bolivia es contribuir al desarrollo económico y social del país, liderizando el sector financiero.

Informe del Presidente



La Paz, 20 de marzo de 2003

A los señores accionistas del
Banco Mercantil S.A.

Señores accionistas:

Antes de ingresar a los aspectos formales de la memoria informe sobre la gestión 2002, permítanme unas palabras en homenaje a la memoria de Don Javier Zuazo Chávez, presidente Honorario y Vitalicio del Banco Mercantil S.A., prematuramente fallecido el día 23 de junio del año pasado, luego de combatir una larga y penosa enfermedad.

La sociedad toda se sintió hondamente conmovida por este lamentable suceso que segó la vida de un hombre en pleno vigor de su talento.

El Banco Mercantil perdió a su más destacado conductor quien, con su gran visión creativa, transformó la institución hasta completar su modernización, situándola entre las más prestigiosas del sistema financiero.

La personalidad de Javier Zuazo se manifestó, intensa y pujante, desde su juventud. Alineado siempre en las luchas democráticas, como estudiante en la Universidad de Madrid, fue expulsado de España por el régimen totalitario de Franco. De regreso al país, dedicó su vida a la actividad empresarial y, particularmente, a la banca. Desde la Presidencia de la Asociación de Bancos Privados de Bolivia, cargo que desempeñó varias veces, sostuvo intransigentemente los derechos del sector, siempre en procura de respaldar una banca privada sólida, transparente y confiable.

En el servicio público también dejó su huella imborrable de honesta y dedicada trayectoria. Embajador de Bolivia cerca del gobierno de Italia, gestionó y obtuvo importantes financiamientos para diversas obras nacionales.

Fue hombre modesto, alejado de frivolidades, cultor de la amistad y apasionado en todos sus emprendimientos. Vástago de ilustres familias bolivianas, supo mantener como cumplido caballero el legado honorable de sus mayores. Tal vez, la lealtad fue la más destacada de sus virtudes. Lealtad a la Patria, a sus principios, a sus socios, a sus amigos y a su vida empresarial.

Se ha extinguido la vida de su mejor directivo, pero la nobleza de su espíritu, su obra y su ejemplo servirán de inspiración para quienes quedan hoy al frente de sus legados.

Ruego a ustedes acompañarme de pie y guardar un minuto de silencio en memoria de don Javier Zuazo Chávez.

A nombre del Directorio del Banco Mercantil S.A. que tengo el honor de presidir y de acuerdo a lo señalado en nuestros estatutos y disposiciones legales vigentes, me corresponde someter a su consideración el siguiente informe de actividades y el balance del Banco por la gestión que terminó el 31 de diciembre de 2002.

El 2002 no fue un buen año para la economía mundial, a pesar del crecimiento registrado en varios países del Asia. Los efectos de los ataques terroristas a las dos torres del World Trade Center en New York ; los escándalos y quiebras de varias transnacionales de importancia por falta de transparencia en sus estados financieros que debilitaron la confianza de inversionistas y consumidores; y serios tropiezos financieros en varios países latinoamericanos, conspiraron contra los esfuerzos de lograr un mayor crecimiento

global. Además, como resultado de la aplicación de políticas monetarias, fiscales y financieras concertadas con el Fondo Monetario Internacional, cuyos acuerdos con los países en desarrollo sirven de base para obtener financiamientos externos, se han producido algunos efectos negativos especialmente en lo que concierne al ritmo de crecimiento y sobre todo a la generación de empleos, lo cual ha llevado a cuestionar la validez de ciertas políticas del FMI en situaciones de crisis y recesión casi generalizada como la presente. Las perspectivas para el año 2003 tampoco se ven muy alentadoras debido al inicio de la guerra contra Irak que ha creado un clima de incertidumbre que afecta negativamente las posibilidades de una recuperación a nivel mundial cuyos principales motores son las economías europeas y la estadounidense.

A nivel de la región latinoamericana y del Caribe se estima una leve caída en el producto regional, firmemente influida por lo acontecido en Argentina, Uruguay y Venezuela.

El año 2002 ha sido particularmente complejo y difícil para el país, pues además de haberse mantenido débil el crecimiento de la economía, con fuertes presiones sociales por demandas legítimas e incremento del desempleo, el entorno internacional y particularmente el de varios países latinoamericanos, ha conspirado contra las posibilidades de recuperación. Un agravante, especialmente importante para el sector financiero ha sido la incertidumbre que creó entre los depositantes del sistema financiero, el resultado de las elecciones presidenciales de mediados de año. El surgimiento del gobierno presidido por el Lic. Gonzalo Sánchez de Lozada, sin una amplia mayoría parlamentaria y con la necesidad de hacer alianzas políticas para darle gobernabilidad a su mandato, junto con el deterioro económico y la acumulación de problemas sociales, ha creado un entorno difícil que ha afectado negativamente el ambiente durante 2002 y seguramente lo seguirá haciendo en 2003.

Estimaciones del Banco Central de Bolivia indican que la economía boliviana creció en 2.5% en 2002 ritmo que, aunque mayor al de 2001, fue menor al del período 1993 - 1998 que registró una tasa promedio de crecimiento del 4,7%, lo que muestra una importante pérdida de dinamismo a partir de 1999.

Si bien una mayor tasa de crecimiento del Producto Interno Bruto (PIB) es positivo, corresponde señalar que alrededor del 40% del crecimiento registrado en 2002 está determinado por el comportamiento del sector hidrocarburífero. Además de ese sector, los sectores de electricidad, gas y agua (3,6%) y de transporte y comunicaciones (3,4%), registraron tasas de crecimiento moderadas. Por otra parte, los efectos climáticos desfavorables de El Niño, la baja demanda interna, disturbios sociales y bloqueos de caminos, problemas financieros y la perniciosa y desleal competencia del contrabando, afectaron negativamente el comportamiento de varios sectores como el agropecuario, minero, industrial y de la construcción que en el pasado contribuyeron en una mayor medida al producto agregado.

Además de lo anotado en párrafos anteriores, corresponde hacer mención a las conclusiones de un estudio realizado por el Consultor Sr. Xavier Nogales en el que se resalta la importante incidencia que para el crecimiento tiene el menor nivel de dólares que ingresa a la economía, principalmente como resultado del estancamiento de nuestras exportaciones; de la caída de los ingresos por exportación ilegal de drogas, producto de los programas de erradicación de cultivos de coca; de la menor inversión extranjera directa que se viene registrando; de que la transferencia neta de créditos de largo plazo provenientes de entidades financieras internacionales se viene tornando negativa; de la disminución del saldo de créditos a corto plazo que los bancos corresponsales del exterior tienen con el sector privado; de la salida de depósitos bancarios en moneda extranjera que se producen por motivos electorales y políticos; de la caída en las remesas de bolivianos residentes en el exterior, principalmente de la Argentina; y finalmente de la dificultad de mantener los altos niveles de donaciones extranjeras registradas en el pasado.

No obstante que en 2002 la inflación acumulada fue mayor (2,45%) a la del año pasado (0,92%), se mantiene una estabilidad de precios con una baja tasa de inflación de mediano plazo. El incremento de precios se ha concentrado principalmente en los rubros de alimentos y bebidas y en vivienda, pero a un ritmo moderado.

Contrariamente a lo que sucedió con los precios y principalmente para responder a las depreciaciones en las monedas de los principales socios comerciales, como fue el caso de Argentina (222%) y Brasil (53%), la moneda nacional se devaluó más aceleradamente que en el pasado reciente, a un ritmo de 9,8% en términos nominales con respecto al dólar.

La balanza comercial registró un déficit de US$ 426,5 millones debido principalmente a que las exportaciones, sin contar las de hidrocarburos, se redujeron aún cuando se registró incremento en la exportación de algunos bienes tales como productos no tradicionales (5.9%), principalmente torta y aceite de soya. Las exportaciones mineras declinaron (-3,3%) debido a que no repuntaron los precios de la mayoría de los minerales.

Por el contrario, el valor de las exportaciones de gas natural y petróleo se incrementó en 22,1% llegando a representar el 25,5% del total, ilustrando la importancia y dependencia del sector en la estructura y evolución de la capacidad exportadora del país. No parece razonable pensar en poder incrementar la disponibilidad de divisas para importar, como base para una aceleración del ritmo de crecimiento económico, sin expandir notoriamente nuestras exportaciones y tampoco se vislumbra otras opciones importantes a la exportación actual de gas al Brasil y a la ampliación del mercado que se daría con las exportaciones previstas a México y EEUU. Por lo tanto el proyecto de exportación de gas a EEUU se convierte en la más importante solución estructural para potenciar el crecimiento económico del país.

El crecimiento de las importaciones fue modesto y concentrado en bienes de capital e intermedios, gran parte de las cuales se explica por la importación de material para la construcción del gasoducto de Yacuiba a Río Grande y otros menores. Como reflejo del debilitado nivel de ingreso per cápita, la importación de bienes de consumo se redujo en 7,5% durante el año 2002.

En vista que el saldo neto positivo en la cuenta de capital fue modesto (US$ 14,7 millones), la mayor parte del déficit se tuvo que financiar con pérdidas de reservas internacionales netas del Banco Central de Bolivia (US$ 275,4 millones), ya que la inversión directa extranjera en 2002 cayó en 16% respecto del año anterior y en consecuencia cubrió una menor parte del déficit que en años anteriores.

En materia fiscal, el país presenta una situación difícil con un elevado déficit (8,7% del PIB), el mayor desde que se instauró el proceso de estabilización monetaria y con limitadas posibilidades de financiamiento en el futuro. El gasto público subió considerablemente de 27,9% del PIB en 2001 a 29,5% del PIB en 2002. Un componente del gasto que ha pesado fuertemente en el déficit fiscal es el costo asociado a la reforma del sistema de pensiones que actualmente representa el 5,1% del PIB, comparado con el 2,5% del PIB al inicio de la reforma. Por su parte, los ingresos totales se mantienen relativamente estancados aunque cabe destacar que los ingresos tributarios se incrementaron de 13,1% del PIB en 2001 a 13,5% del PIB en 2002, originado principalmente en el crecimiento de las recaudaciones por renta interna explicado en parte por la ampliación del universo de contribuyentes.

Lo señalado anteriormente también ha gravitado negativamente en la actividad bancaria que vio deteriorados sus principales indicadores, continuando con una desfavorable tendencia iniciada hace un par de años.

Los activos totales del sistema bancario descendieron en US$ 532 millones en el año 2002 respecto a 2001 y en US$ 1.527 millones respecto al año 1998 que fue el año con el mayor nivel de activos alcanzado por la banca nacional.

La cartera del sistema continuó con una alarmante tendencia hacia la baja iniciada en 1999, pasando de US$ 2.786 millones en 2001 a US$ 2.400 a diciembre de 2002 con una reducción de US$ 385 millones, equivalente al 14%. Además de la tendencia anotada, que no es más que un reflejo del debilitamiento de la demanda agregada y de la difícil situación del sector real de la economía, lo peor es que la cartera en mora del sistema bancario creció de un año al otro en más de US$ 37 millones de modo que el índice de mora subió de 12,19% en diciembre de 2001 a 14,84% a igual fecha del 2002, el más alto desde que se inició el proceso de estabilización monetaria en 1985.

Las disposiciones adoptadas a través del Decreto Supremo 26838 incorporan ciertas medidas para facilitar las reprogramaciones de créditos a empresas que presentan problemas financieros pero que tienen posibilidades de recuperación, otorgando un tratamiento relativamente más favorable en materia de previsiones. El sistema bancario podrá reprogramar total o parcialmente, hasta el 31 de diciembre de 2003, todas las operaciones crediticias vigentes o en mora y, aquellas operaciones que los bancos reprogramen, no serán objeto de una calificación de crédito a categorías de mayor riesgo.

En base a normas vigentes y continuando con la aplicación de políticas de prudencia, el sistema bancario alcanzó un nivel de previsiones de US$ 300 millones en 2002, mayor en US$ 23,7 millones al del año 2001, de modo que el índice de cobertura de la mora se mantuvo en 64%.

Un indicador sensible y que muestra la reacción del público ante acontecimientos inesperados que crean incertidumbre, es el comportamiento de los depósitos que en el transcurso del 2002 han venido bajando, especialmente en la época de las definiciones sobre la conformación del nuevo gobierno. El total de los depósitos del público en cuentas corrientes, cajas de ahorro y depósitos a plazo fijo, cayó en US$ 390 millones durante el año 2002, correspondiendo el 56% de la caída a depósitos a plazo y el 41% a cuentas de ahorro. Los depósitos en cuenta corriente se mantuvieron relativamente estables descendiendo sólo en US$ 11,7 millones.

Tomando en cuenta lo acontecido a nivel mundial, latinoamericano y nacional y especialmente en el sector bancario boliviano, se puede concluir que el Banco Mercantil S.A., pese a las limitaciones del entorno, ha logrado adaptarse a la situación y ha obtenido una rentabilidad del 7,8% sobre el patrimonio, inferior al del año 2001 pero superior al promedio del sistema que logró una rentabilidad menor al 1%.

Es muy importante destacar que, contrariamente a lo sucedido a nivel del sistema bancario, el total de los depósitos del público en el Banco Mercantil, tanto en cuentas corrientes como en ahorros y depósitos a plazo fijo, subió ligeramente (US$ 1,9 millones), mejorando su posicionamiento en el mercado, pasando del quinto lugar el 2001 al segundo lugar en el total de depósitos del Sistema financiero en 2002, logrando además el primer lugar en cuentas de ahorro, lo que refleja que la confianza en nuestra institución por parte de los depositantes, continúa sólida, en base a la larga tradición de prudencia, seriedad y solvencia.

El comportamiento de la cartera, como principal fuente de ingresos, ha requerido un cuidadoso manejo combinando la necesidad de incrementar el nivel de cartera, con la necesidad de no deteriorar los índices de mora ni la calidad de dicha cartera. La cartera del Banco descendió en US$ 23 millones, que representa apenas el 6% de la caída total del sistema, mientras que la mora subió en US$ 6,5 millones registrando un índice de mora del 10,92%, el más bajo entre todos los bancos del sistema de similar tamaño y características. Para compensar aunque sea en parte las dificultades de lograr un mayor crecimiento en los negocios crediticios y el incremento de la mora, y cumpliendo con normas establecidas por la Superintendencia de Bancos y Entidades Financieras y con las tradicionales políticas conservadoras vigentes desde hace años en el Banco, durante el año 2002 las previsiones para incobrabilidad fueron de US$ 12,2 millones, superior a los US$ 7,6 millones del año anterior, con lo que la cobertura de la cartera en mora fue del 63,6%, mayor a la registrada el año pasado (55%). A medida en que se experimentó mayor morosidad, la proporción de créditos en categoría 1 - Normal ,se vio reducida con una consecuente traslación de operaciones a categorías de mayor riesgo, lo que requirió un mayor esfuerzo en el nivel de previsiones para incobrabilidad.

Por otro lado, el Gobierno realizó una serie de modificaciones a la normativa de evaluación y calificación de cartera siendo una de las principales la aceleración del cronograma de adecuación para la constitución de previsiones que llegaba hasta septiembre de 2004 y que con los cambios se adelanta a marzo de 2003. Esta situación, si bien no afectó de manera significativa el ejercicio de calificaciones de la gestión, implica que los esfuerzos a realizarse para el primer trimestre de 2003 serán importantes tanto para el Banco como para el conjunto del sistema financiero.

Para atender las dificultades de pago que han tenido muchos de nuestros clientes y haciendo uso de los instrumentos instituidos en años recientes y completados con las facilidades de reprogramación determinadas en el Decreto Supremo 26838, el Banco ha hecho un esfuerzo considerable en materia de reprogramaciones de la cartera utilizando tanto recursos propios como recursos de NAFIBO.

Es así que el saldo neto total de la cartera reprogramada a diciembre de 2002, asciende a US$ 103,7 millones, mayor en US$ 23,2 millones al saldo correspondiente a fines del 2001.

En general el Banco mejoró su posicionamiento en el mercado pasando del quinto lugar en 2001 al tercer lugar en cartera, en 2002.

Al igual que en periodos anteriores, la gestión del Banco fue objeto de revisión y asignación de calificaciones de riesgo por parte de las agencias calificadoras de riesgo Standard & Poor's y Moody's Latin America. Standard & Poor's ratificó por quinto año consecutivo las calificaciones internacionales del Banco Mercantil S.A. como "B+/B" y perspectiva estable. Por su lado Moody's llevó adelante las calificaciones de riesgo local del Banco asignándole los ratings de "A1-bo/BO-1".

Con referencia al Mandato del Banco Central de Bolivia para administrar la cartera del ex - Banco Boliviano Americano, durante el año 2002 se continuó con la recuperación de la cartera de créditos encargada a nuestra institución, alcanzando los US$ 6,2 millones con lo que la recuperación acumulada total fue de aproximadamente US$ 27 millones en lo que va de estos tres años de Mandato de Administración de activos del Banco Central de Bolivia. Es importante hacer notar que por demoras administrativas no imputables a nuestra institución, el Banco se vio limitado en su labor de cobranza.

A raíz de la fusión de Oficina Nacional con la Sucursal La Paz y para responder a las nuevas necesidades y prioridades del Banco, en mayo del 2002 se adoptó una nueva estructura organizacional de Casa Matriz que se sustenta en una Vicepresidencia Ejecutiva, cuatro vicepresidencias de área, seis gerencias nacionales, una gerencia del Mandato BCB, una Gerencia de Banca Comercial Casa Matriz y una Gerencia de Banca Personal Casa Matriz, además de las Gerencias de Sucursales.

La nueva área comercial se ha dedicado exclusivamente a atender temas relacionados con la mejora de los productos que ofrece el Banco, desarrollo de nuevos productos y servicios y, en general, un mayor énfasis en la mejor atención al cliente. Asimismo, se han realizado continuas mejoras en la infraestructura de nuestras oficinas centrales, agencias y cajeros automáticos; también se ha creado un servicio de asistencia telefónica y se han hecho importantes avances en proyectos con avanzada tecnología como el "Call Center" que entró en funcionamiento a principios de 2003 y el "Mercantil Banking" por Internet, que entrará en funcionamiento durante el primer semestre de 2003.

El área de Banca de Personas ha consolidado en el mercado el producto de Crédito Hipotecario de Vivienda con resultados favorables y un crecimiento sostenido. Igualmente se ganó posicionamiento en el crédito de vehículos así como en el crédito de consumo, principalmente a través de la modalidad de descuento por planilla.

Pese a que la cartera de tarjetas de crédito disminuyó en relación al año 2001, se obtuvo resultados positivos en base a la alta rentabilidad del producto.

Durante la gestión 2002 se ha concluido con la instalación de los módulos operativos del sistema de software adquirido por el Banco. En el curso del primer semestre del año 2003 se procederá a ejecutar labores de optimización del funcionamiento del sistema, a fin de aprovecharlo en la totalidad de sus funciones y opciones para brindar una mejor atención a nuestros clientes.

El número total de empleados del Banco se mantuvo en 718, inferior al nivel máximo de 918 empleados alcanzado el año 1999. Es posible que si no se logra recuperar los niveles de negocios de años anteriores, el número de empleados deba reducirse aún más.

Entre los cambios de funcionarios en posiciones importantes vale la pena informar que el señor Fernando Gutiérrez Zalles fue nombrado Vicepresidente de Proyectos y Asuntos Internacionales; la señora Mónica Enrico de Espinoza, Vicepresidente de Operaciones, la señora María Teresa Salazar, Gerente Nacional de Auditoría; el señor Heber Rico, Gerente de Banca Personal Casa Matriz y el señor Roberto Zenteno Gerente de Banca Comercial Casa Matriz. Asimismo se nombraron a los señores Fernando Bejar como Gerente de las Sucursales Sucre y Potosí y al Sr. Alfonso Ferrufino como Gerente de la Sucursal Trinidad.

En septiembre de 2002, y luego de concluir su gestión como Ministro de Vivienda, el Sr. Xavier Nogales fue invitado a desempeñarse como Consultor Externo del Banco.

Durante el año 2002, tuvimos que lamentar el alejamiento del Sr. Enrique Nowak como Inspector Delegado del Directorio, quien ha pasado a ocupar la función de Síndico; y del Sr. Sergio Pereira Gerente Nacional de Finanzas quien presentó su renuncia para desempeñar altas funciones en el nuevo gobierno inaugurado en agosto.

Durante el año 2002, además de haber sobrellevado con relativo éxito el efecto de la crisis económica del país y del desfavorable entorno internacional, podemos sentirnos orgullosos de haber mantenido nuestro sitial como el Banco más sólido. Así lo reconoció la revista de amplia circulación internacional "Latin Finance" al habernos distinguido como el "Mejor Banco en Bolivia el 2002", haciendo especial mención, entre otras, a que las relaciones de mora y de bienes adjudicados son las más bajas de todo el sistema y colocan al Banco Mercantil en una posición relevante.

Desde el punto de vista institucional, además de este reconocimiento, se han presentado dos hechos de gran significado. Por una parte, se publicó el libro "Un Banco en la Historia" escrito por don Roberto Querejazu en el que se reseña la larga historia del banco destacando claramente dos periodos sobresalientes: el primero, la era patiñista, en la cual el Banco Mercantil apoyó decisivamente a la industria minera, entonces la principal y más importante del país que se extiende hasta la Nacionalización de las Minas en 1952; y el segundo, que después de un prolongado tiempo de languidez, se caracteriza por un riguroso impulso de modernización a la cabeza de Don Javier Zuazo Chávez quien logró el control accionario de la institución en 1976, habiendo puesto desde entonces al servicio del Banco todo el empuje incansable de su talento, creatividad y esfuerzo personal. Por otra parte, en el mes de diciembre de 2002, se reinauguró la vieja sede, totalmente restaurada y ampliada, obra que demandó un periodo de algo más de cuatro años. Los trabajos de restauración del antiguo edificio, conservando su estilo y estructura original que data del año 1914, insumieron un gran esfuerzo de investigación y búsqueda para reemplazar los materiales y detalles arquitectónicos de la época, que se habían perdido o deteriorado por la acción del tiempo. La ampliación realizada, indispensable para albergar el crecimiento de la institución y su expansión prevista para un futuro razonable, fue iniciada y dirigida personalmente por Don Javier Zuazo Chávez.

El examen independiente del Balance General del Banco al 31 de diciembre de 2002 fue practicado por PricewaterhouseCoopers que, como en años anteriores, ha emitido un dictamen limpio.

Señores accionistas, deseo también referirme brevemente a las empresas vinculadas en las que el Banco tiene participación accionaria importante.

La empresa Mercantil Inversiones Bursátiles S.A. (MIBSA), sufrió en el año 2002 las consecuencias de una fuerte reducción de los flujos financieros al interior del mercado financiero bursátil boliviano, originada principalmente por los problemas de liquidez derivados del proceso eleccionario y de las dificultades de constituir un gobierno con amplia mayoría parlamentaria a partir del 6 de agosto. Como resultado de la contracción en la liquidez y de la elevación de las tasas de interés en reporto en Bolsa, las carteras para venta en reporto de las agencias de bolsa bajaron de US$ 78,7 millones en marzo de 2002 a US$ 41,7 en diciembre de 2002 y la cartera de Mercantil Inversiones Bursátiles S.A. bajó de US$ 19,7 millones de dólares en marzo de 2002 a US$ 7,6 millones en diciembre de 2002. En consecuencia, MIBSA ha tenido una utilidad neta de Bs 2,6 millones, muy inferior a los Bs 4,5 millones alcanzada en 2001.

La Sociedad Administradora de Fondos de Inversión Mercantil S.A. (SAFIMSA) administra "Mercantil Fondo Mutuo", que durante el primer trimestre del año 2002 ocupó el primer lugar en cuanto al tamaño de cartera, superando los US$ 80 millones. Sin embargo, debido a la incertidumbre política y pérdida de confianza de muchos depositantes en el país, concluyó el año con una cartera de US$ 33 millones. Pese a que el tamaño de la cartera se redujo en más del 60%, Mercantil Fondo Mutuo cubrió absolutamente todas las solicitudes de retiro y no incurrió en pérdidas sostenibles de capital. La Sociedad registró una utilidad neta de Bs 2.173.000, ligeramente inferior a la del año 2001.

Warrant Mercantil S.A. registró en la Gestión 2002 una utilidad neta de Bs 1.277.352, que representa un incremento del 60.7% con relación a la gestión 2001, como resultado de un mejor manejo en su política de comisiones, así como del aumento en el giro de las operaciones warrant y del de servicio de almacenaje.

Universal Brokers S.A. (UNIBROSA) registró en 2002 un giro de primas netas e intermediadas de US$ 3.6 millones lo que representa un crecimiento del 4% respecto al año anterior. Sin embargo la disminución en 11% de las comisiones sobre producción, no permitió alcanzar los objetivos de rentabilidad originalmente planteados. Se mantuvo oficinas en La Paz, Cochabamba y Santa Cruz, y se fortaleció el área de reclamos como formas de mejorar la atención al cliente.

A tiempo de terminar este informe, me complace expresar a nombre del Directorio y mío propio, nuestro mayor reconocimiento a los ejecutivos del Banco y de las cuatro empresas en las que éste tiene participación accionaria importante, así como a todos sus colaboradores por su leal y eficiente desempeño durante el año 2002.

Muchas gracias,

Eduardo Quintanilla Y.
Presidente del Directorio





La gran visión creativa de nuestros líderes permitió marcar un destino de características férreas para la Institución.

Directores y Ejecutivos





Presidente Honorario y Vitalicio del Banco Mercantil S.A.



















Eduardo Quintanilla Ybarnegaray
Presidente

Germán Zuazo Chávez
Vicepresidente

Gonzalo Péres Arenas
Secretario

Jorge Quiroga Luizaga
Director

Abraham Melgar Cabello
Director





Carlos Miranda Pacheco
Director

Enrique Nowak Rosol
Síndico

Archibald F.J. Sears
Síndico Suplente

Xavier Nogales Iturri
Consultor Externo

Vicepresidentes



Emilio Unzueta Zegarra
Vicepresidente Ejecutivo (centro)

Juan Carlos Salaues Almaraz
Vicepresidente de Créditos (centro izquierda)

Mónica Enrico de Espinoza
Vicepresidente de Operaciones (centro derecha)

Fernando Gutiérrez Zalles
Vicepresidente de Proyectos y Asuntos Internacionales (izquierda)

Marcelo Diez de Medina Valle
Vicepresidente de Tecnología de la Información (derecha)

Ejecutivos a Nivel Nacional

Oscar Coronado Gutiérrez
Gerente Nacional Comercial

Carlos Miranda Sensano
Gerente Nacional de Riesgos

María Teresa Salazar Fuentes
Gerente Nacional de Auditoría

Darko Zuazo Batchelder
Gerente Nacional Adjunto a la Presidencia

Vanessa Zuazo Batchelder
Gerente Nacional de Desarrollo y Planificación

Jorge Berríos Pando
Gerente Nacional de Seguridad de Sistemas

Mario Espinar Angles
Gerente Nacional de la Administración del Mandato BCB

Ejecutivos a Nivel Regional

Roberto Zenteno Mendoza
Gerente Comercial Casa Matriz

Heber Rico Urquieta
Gerente Banca Personal Casa Matriz

Ciro Vega Díaz
Gerente Sucursal El Alto

Percy Añez Rivero
Gerente Sucursal Santa Cruz

Alfonso Arze Landívar
Gerente Sucursal Cochabamba

Igor Abud Tellez
Gerente Sucursal Oruro

Mario Herbas Contreras
Gerente Sucursal Tarija

Fernando Bejar Molina
Gerente Sucursal Sucre - Potosí

Alfonso Ferrufino Dávalos
Gerente Sucursal Trinidad





Nuestro testimonio de excelencia en operaciones bancarias, a lo largo de 97 años, reafirma la seguridad de quienes confían en nosotros.


Cuadros Estadísticos




BANCO MERCANTIL
BOLIVIA

Estimado cliente:

Le hacemos llegar la presente Memoria Anual gestión 2002, que marca una importante diferencia con gestiones pasadas. En esta ocasión queremos reiterar nuestro reconocimiento a Dn. Javier Zuazo Chávez, Presidente Honorario y Vitalicio del Banco Mercantil, quien fue el más destacado conductor de esta Institución, transformándola hasta completar su modernización y situándola como la más sólida y prestigiosa del Sistema Financiero Nacional.

Como muestra de nuestro más profundo homenaje, deseamos afirmar el compromiso de continuar con la línea de conducta empresarial que siempre nos ha caracterizado.

Muchas gracias.

Atentamente,

Eduardo Quintanilla Ybarnegaray
Presidente del Directorio

Evolución de Depósitos 1997 - 2002 (en miles de $us.)

AÑO	Vista	%	Ahorro	%	Plazo	%	TOTAL
1997	103.232	28%	77.920	21%	185.264	51%	366.416
1998	111.265	27%	96.261	23%	202.289	49%	409.815
1999	94.033	22%	100.387	23%	234.505	55%	428.926
2000	100.180	22%	111.945	24%	245.922	54%	458.047
2001	107.683	24%	130.618	30%	202.866	46%	441.168
2002	110.910	26%	126.523	30%	187.359	44%	424.792

Composición de Depósitos al 31-dic-02


PLAZO 44%
AHORRO 30%
VISTA 26%

Evolución de Depósitos 1997 - 2002


366,416
409,815
428,926
458,047
441,168
424,792
1997
1998
1999
2000
2001
2002

Evolución del Patrimonio y Utilidades 1997-2002 (en miles de $us.)

Año	Patrimonio	Utilidad	Previsiones
1997	41.182	7.757	1.905
1998	51.249	10.066	2.323
1999	54.007	7.267	5.925
2000	58.010	4.003	8.195
2001	57.567	7.580	8.578
2002	55.620	4.017	13.190

Evolución del Patrimonio


41,182
51,249
54,007
58,010
57,567
55,620
1997
1998
1999
2000
2001
2002

Evolución de Utilidades


7,757
10,066
7,267
4,003
7,580
4,017
1997
1998
1999
2000
2001
2002

Evolución de Previsiones


1.905
2.323
5.925
8.195
8.578
13.190
1997
1998
1999
2000
2001
2002

Cartera y Contingentes por sucursales (en miles de $us.)

SUCURSAL	2002	PARTICIPACIÓN
LA PAZ	178.646	42,1%
COCHABAMBA	72.986	17,2%
SANTA CRUZ	134.571	31,7%
ORURO	8.338	2,0%
TARIJA	18.074	4,3%
TRINIDAD	3.132	0,7%
SUCRE	6.425	1,5%
POTOSÍ	2.312	0,5%
CONSOLIDADO	**424.484**	**100,0%**


TRINIDAD 0.7%
POTOSÍ 0.5%
SUCRE 1.5%
LA PAZ 42.1%
ORURO 2.0%
TARIJA 4.3%
COCHABAMBA 17.2%
SANTA CRUZ 31.7%



Haciendo frente a los desafíos y generando oportunidades, hemos construido solidez en banca.

Dictamen del Auditor Independiente



17 de febrero de 2003

PRICEWATERHOUSECOOPERS

A los señores
Presidente y Directores de
Banco Mercantil Sociedad Anónima
La Paz

Hemos examinado los estados de situación patrimonial de Banco Mercantil Sociedad Anónima al 31 de diciembre de 2002 y 2001 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de cambios en la situación financiera por los ejercicios terminados en esas fechas, así como las notas 1 a 14 que se acompañan. Estos estados financieros son responsabilidad de la gerencia del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

Efectuamos nuestros exámenes de acuerdo con normas de auditoría generalmente aceptadas en Bolivia. Esas normas requieren que planifiquemos y ejecutemos la auditoría para obtener razonable seguridad respecto a si los estados financieros están libres de presentaciones incorrectas significativas. Una auditoría incluye examinar, sobre una base de pruebas, evidencias que sustenten los importes y revelaciones en los estados financieros. Una auditoría también incluye evaluar los principios de contabilidad utilizados y las estimaciones significativas hechas por la gerencia, así como también evaluar la presentación de los estados financieros en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para emitir nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todo aspecto significativo, la situación patrimonial y financiera de Banco Mercantil Sociedad Anónima al 31 de diciembre de 2002 y 2001, los resultados de sus operaciones y los cambios en su situación financiera por los ejercicios terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Bolivia y normas legales o normas emitidas por el Banco Central de Bolivia y la Superintendencia de Bancos y Entidades Financieras.

De acuerdo con lo requerido por la Recopilación de normas emitida por la Superintendencia de Bancos y Entidades Financieras informamos que, los estados financieros mencionados en el primer párrafo surgen de los registros contables del Banco llevados de conformidad con las disposiciones legales en vigencia.

La Junta General Extraordinaria de Accionistas del Banco, de fecha 21 de julio de 1995, aprobó el revalúo técnico de los activos fijos en base al informe del profesional independiente Price Waterhouse Consultores de Empresas Ltda. como se indica en la Nota 8.f), aspecto contemplado dentro de disposiciones legales y principios de contabilidad generalmente aceptados en Bolivia. Sin embargo, el mismo no fue contabilizado en los libros del Banco para no contradecir disposiciones posteriores dictadas por la Superintendencia de Bancos y Entidades Financieras en fecha 26 de enero de 1996. De registrarse dicho revalúo técnico de los activos fijos el patrimonio del Banco se incrementaría en aproximadamente $us. 2.000.000.

PricewaterhouseCoopers S.R.L.

______________________________(Socio)

Sergio Koremblit
MAT. PROF. N° CAUB-3807
MAT. PROF. N° CAULP-1869



Nuestra permanencia en la historia es prueba irrefutable de la solidez que nos caracteriza.

Estados Financieros



Estado de situación patrimonial al 31 de diciembre de 2002 y 2001

	Nota		2002 Bs		2001 (Reexpresado y reclasificado) Bs
ACTIVO					
Disponibilidades	8 a)		288.766.935		259.830.185
Inversiones temporarias	8 c.1)		751.035.738		853.614.990
Cartera			2.682.327.753		2.854.746.081
Cartera vigente	8 b.1)	2.520.918.299		2.669.868.810	
Cartera vencida	8 b.2)	30.808.157		32.321.382	
Cartera en ejecución	8 b.3)	315.950.014		265.484.860	
Productos devengados por cobrar		35.026.389		50.832.396	
Previsión para cartera incobrable	8 b.4)	(220.375.106)		(163.761.367)	
Otras cuentas por cobrar	8 d)		32.433.359		30.343.876
Bienes realizables	8 e)		60.395.613		36.139.908
Inversiones permanentes	8 c.2)		104.718.038		115.719.300
Bienes de uso	8 f)		183.277.314		199.414.973
Otros activos	8 g)		97.378.285		86.048.609
Total del activo			4.200.333.035		4.435.857.922
PASIVO Y PATRIMONIO					
PASIVO					
Obligaciones con el público	8 h)		3.300.393.463		3.411.288.294
Obligaciones con instituciones fiscales	8 i)		22.134.446		21.454.381
Obligaciones con bancos y entidades de financiamiento	8 j)		364.094.687		440.472.718
Otras cuentas por pagar	8 k)		71.099.396		91.640.291
Previsiones	8 l)		3.781.050		745.344
Obligaciones subordinadas	8 m)		22.792.320		39.653.112
Total del pasivo			3.784.295.362		4.005.254.140

Estado de situación patrimonial al 31 de diciembre de 2002 y 2001 (cont.)

	Nota	2002	2001 (Reexpresado y reclasificado)
		Bs	Bs
PATRIMONIO			
Capital pagado	9 a)	195.148.600	190.864.600
Aportes no capitalizados		118.679.600	-
Ajuste global del patrimonio	9 b)	-	101.178.031
Reservas	9 c)	72.113.256	30.987.613
Resultados acumulados		30.096.217	107.573.538
Total del patrimonio		416.037.673	430.603.782
Total del pasivo y patrimonio		4.200.333.035	4.435.857.922
CUENTAS CONTINGENTES	8 t)	307.473.896	348.592.774
CUENTAS DE ORDEN	8 u)	10.224.799.415	11.114.205.287

Las notas 1 a 14 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla Y.
Presidente

Enrique Nowak
Síndico

Heriberto Isnado P.
Auditor Financiero

Estado de ganancias y pérdidas por los ejercicios terminados el 31 de diciembre de 2002 y 2001

	Nota	2002 Bs	2001 (Reexpresado y reclasificado) Bs
Ingresos financieros	8 n)	383.808.809	475.499.462
Gastos financieros	8 n)	(121.677.815)	(206.920.236)
Resultado financiero bruto		262.130.994	268.579.226
Ajuste por inflación		(1.577.155)	(1.465.152)
Resultado financiero antes de incobrables		260.553.839	267.114.074
Recuperaciones de activos financieros	8 o)	1.788.670	5.376.896
Cargos por incobrabilidad y desvalorización de activos financieros	8 p)	(116.470.335)	(76.678.833)
Resultado financiero después de incobrables		145.872.174	195.812.137
Otros ingresos operativos	8 q)	90.333.039	74.179.929
Otros gastos operativos	8 q)	(41.385.388)	(27.736.920)
Resultado de operación bruto		194.819.825	242.255.146
Gastos de administración	8 s)	(164.859.930)	(185.842.889)
Resultado de operación neto		29.959.895	56.412.257
Ingresos extraordinarios		-	444.818
Resultado neto del ejercicio antes de ajustes de gestiones anteriores		29.959.895	56.857.075
Ingresos de gestiones anteriores	8 r)	328.790	-
Gastos de gestiones anteriores	8 r)	(240.194)	(158.585)
Ganancia neta del ejercicio		30.048.491	56.698.490

Las notas 1 a 14 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla Y.
Presidente

Enrique Nowak
Síndico

Heriberto Isnado P.
Auditor Financiero

Estado de cambios en el patrimonio neto por los ejercicios terminados el 31 de diciembre de 2002 y 2001

	CAPITAL PAGADO	APORTES NO CAPITALIZADOS	AJUSTE GLOBAL DEL PATRIMONIO	RESERVAS				RESULTADOS ACUMULADOS	TOTAL
				Reserva legal	Reserva voluntaria	Otras reservas obligatorias	Total		
	Bs	Bs	Bs	Bs	Bs	Bs	Bs	Bs	Bs
Saldos al 31 de diciembre de 2000	183.220.600	3.702.000	102.838.771	22.852.000	1.234.913	-	24.086.913	120.069.297	433.917.581
Constitución de reserva legal de la gestión 1999	-	-	-	4.345.700	-	-	4.345.700	(4.345.700)	-
Constitución de reserva legal de la gestión 2000	-	-	-	2.555.000	-	-	2.555.000	(2.555.000)	-
Capitalización dispuesta por la Junta General Extraordinaria de Accionistas de fecha 21 de marzo de 2001, para el pago de obligaciones con FONDESIF	-	3.942.000	-	-	-	-	-	(3.942.000)	-
Capitalización de aportes no capitalizados aprobada por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB/106/2001 de fecha 27 de agosto de 2001	7.644.000	(7.644.000)	-	-	-	-	-	-	-
Distribución de utilidades	-	-	(6.739.347)	-	-	-	-	(53.272.942)	(60.012.289)
Ganancia neta del ejercicio	-	-	5.078.607	-	-	-	-	51.619.883	56.698.490
Saldos al 31 de diciembre de 2001	190.864.600	-	101.178.031	29.752.700	1.234.913	-	30.987.613	107.573.538	430.603.782
Constitución de reserva legal de la gestión 2001	-	-	-	5.175.600	-	-	5.175.600	(5.175.600)	-
Distribución de utilidades aprobada por la Centésima Vigésima Novena Junta General de accionistas de fecha 17 de abril de 2002	-	-	(2.624.388)	-	-	-	-	(41.990.212)	(44.614.600)
Transferencia a aportes no capitalizados	-	118.679.600	(62.603.600)	-	-	-	-	(56.076.000)	-
Capitalización de aportes no capitalizados aprobada por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB/082/2002 de fecha 26 de julio de 2002	4.284.000	-	-	-	-	-	-	(4.284.000)	-
Transferencia del ajuste global del patrimonio	-	-	(35.950.043)	-	-	35.950.043	35.950.043	-	-
Ganancia neta del ejercicio	-	-	-	-	-	-	-	30.048.491	30.048.491
Saldos al 31 de diciembre de 2002	195.148.600	118.679.600	-	34.928.300	1.234.913	35.950.043	72.113.256	30.096.217	416.037.673

Las notas 1 a 14 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla Y.
Presidente

Enrique Nowak
Síndico

Herberto Isnado P.
Auditor Financiero

Estado de cambios en la situación financiera por los ejercicios terminados el 31 de diciembre de 2002 y 2001

	2002 Bs	2001 (Reexpresado y reclasificado) Bs
Flujos de fondos obtenidos en actividades de operación		
Ganancia neta del ejercicio	30.048.491	56.698.490
Partidas que han afectado el resultado del ejercicio, que no han generado movimiento de fondos:		
Productos devengados no cobrados	(45.098.542)	(66.404.685)
Cargos devengados no pagados	45.405.749	57.830.193
Previsiones para incobrables y activos contingentes	61.755.063	64.164.635
Previsiones para desvalorización	1.688.644	4.209.186
Provisiones o previsiones para beneficios sociales	(452.000)	3.517.237
Provisiones para impuestos y otras cuentas por pagar	(13.843.249)	3.008.738
Depreciaciones y amortizaciones	29.714.391	29.680.041
Reexpresión de distribución de utilidades	(2.624.388)	(6.739.347)
Fondos obtenidos en la utilidad del ejercicio	106.594.159	145.964.488
Productos cobrados (cargos pagados) en el ejercicio devengados en ejercicios anteriores sobre:		
Cartera de préstamos	50.832.396	64.426.564
Disponibilidades, Inversiones temporarias y permanentes	15.572.289	15.858.661
Obligaciones con el público	(48.754.603)	(60.734.976)
Obligaciones con bancos y entidades de financiamiento	(7.570.478)	(10.862.488)
Otras obligaciones	(1.505.112)	(1.580.497)
Incremento (disminución) neto de otros activos y pasivos:		
Otras cuentas por cobrar - pagos anticipados, diversas -	(4.577.885)	29.572.478
Bienes realizables - vendidos -	(25.944.349)	-
Otros activos - partidas pendientes de imputación-	(13.519.442)	(16.249.534)
Otras cuentas por pagar - diversas y provisiones -	(6.093.592)	6.066.036
Flujo neto obtenido en actividades de operación -excepto actividades de intermediación	65.033.383	172.460.732
Flujos de fondos obtenidos en actividades de intermediación:		
Incremento (disminución) de captaciones y obligaciones por intermediación:		
Obligaciones con el público:		
Depósitos a la vista y en cajas de ahorro	12.363.547	211.377.860

Estado de cambios en la situación financiera por los ejercicios terminados el 31 de diciembre de 2002 y 2001 (cont.)

	2002 Bs	2001 (Reexpresado y reclasificado) Bs
Depósitos a plazo hasta 360 dias	(87.024.343)	(251.127.064)
Depósitos a plazo por mas de 360 días	(28.970.856)	(70.933.870)
Obligaciones con bancos y entidades de financiamiento:		
A corto plazo	99.207.253	(13.726.825)
A mediano y largo plazos	(157.633.740)	(34.217.807)
Otras operaciones de intermediación:		
Depósitos en cuentas corrientes de traspaso	365.275	(689.353)
Cuotas de participación Fondo RAL de traspaso	(340.942)	1.182.724
Obligaciones con instituciones fiscales	680.065	(3.597.481)
Otras cuentas por pagar por intermediación financiera	(152.054)	135.403
Incremento (disminución) de colocaciones:		
Créditos colocados en el ejercicio:		
corto plazo	(399.576.626)	(856.613.403)
a mediano y largo plazos -más de 1 año-	(493.768.350)	(730.448.279)
Créditos recuperados en el ejercicio	993.343.556	1.750.390.417
Flujo neto (aplicado a) obtenido en actividades de intermediación	(61.507.215)	1.732.322
Flujos de fondos aplicados a actividades de financiamiento:		
Disminución de préstamos:		
Obligaciones con el BCB -excepto financiamientos para créditos-	(13.967.404)	(51.782.668)
Obligaciones subordinadas	(15.708.000)	(4.487.999)
Cuentas de los accionistas:		
Pago de dividendos	(41.990.212)	(53.272.942)
Flujo neto aplicado a actividades de financiamiento	(71.665.616)	(109.543.609)
Flujos de fondos aplicados a actividades de inversión:		
Incremento (disminución) neto en:		
Inversiones temporarias	99.686.857	(26.864.885)
Inversiones permanentes	8.776.306	(26.268.364)
Bienes de uso	(7.606.826)	(28.586.110)
Bienes diversos	329.573	783.599
Cargos diferidos	(4.109.712)	(8.812.396)

Estado de cambios en la situación financiera por los ejercicios terminados el 31 de diciembre de 2002 y 2001 (cont.)

	2002 Bs	2001 (Reexpresado y reclasificado) Bs
Flujo neto aplicado a actividades de inversión	97.076.198	(89.748.156)
Incremento (disminución) de fondos durante el ejercicio	28.936.750	(25.098.711)
Disponibilidades al inicio del ejercicio	259.830.185	284.928.896
Disponibilidades al cierre del ejercicio	288.766.935	259.830.185

Las notas 1 a 14 que se acompañan, forman parte integrante de este estado.

Eduardo Quintanilla Y.
Presidente

Enrique Nowak
Síndico

Heriberto Isnado P.
Auditor Financiero

NOTA 1 - ORGANIZACIÓN

a) Organización de la Sociedad

El Banco Mercantil S.A. fue fundado mediante ley de la República de 11 de diciembre de 1905 por el empresario minero Simón I. Patiño. En la actualidad, el Banco cumple 97 años de labor ininterrumpida, constituyéndose en uno de los más antiguos del país, y, desde ya, el de mayor tradición en nuestro medio. Su domicilio legal se encuentra en la ciudad de La Paz, en la Calle Ayacucho No. 277.

Los principales objetivos del Banco, son los siguientes:

1) Ser el Banco más sólido del país
2) Obtener rentabilidad, para lo cual se pretende:

   a) Mantener una cartera acorde al nivel de participación en el mercado
   b) Ser el Banco de mayor eficiencia en el manejo financiero
   c) Mejorar los ingresos no financieros
   d) Incrementar el negocio que generan las operaciones contingentes
   e) Disminuir la cartera en mora
   f) Mejorar la eficiencia, poniendo énfasis en un mejor control del gasto

3) Optimizar los procesos de reducción de riesgos operativos para lo cual el Banco debe:

   a) Reforzar los controles internos.
   b) Reforzar los controles de seguridad de sistemas.
   c) Reforzar los controles de seguridad física.

El cumplimiento de estos objetivos posibilitará mantener al Banco sólido y rentable, con servicios que satisfagan las necesidades de sus clientes.

El Banco tiene una amplia presencia geográfica en el país y, además, cubre prácticamente todos los sectores de la actividad económica, segmentos y tipos de negocios; es decir, está presente en toda la gama de actividades y, lo que es más importante, diversificando las fuentes de captación y el destino de los préstamos para lograr una mejor distribución de riesgo y mayor estabilidad en las captaciones. El Banco cuenta con sucursales en los departamentos de La Paz, Cochabamba, Santa Cruz, Oruro, Tarija, Beni, Chuquisaca y Potosí, con 8 oficinas centrales en las capitales departamentales; con 23 agencias urbanas y 8 agencias rurales ubicadas en las mencionadas ciudades y provincias y una oficina de representación en Buenos Aires, Argentina.

El número de empleados al 31 de diciembre de 2002 en el Banco, asciende a un total de 718, de los cuales 685 son empleados de planta y 33 empleados eventuales.

b) Hechos importantes sobre la situación de la entidad

El año 2002 se caracterizó por la profundización de la crisis económica que afecta al país la misma que tuvo factores políticos y económicos. En el campo económico debemos decir que lamentablemente el país redujo su actividad económica lo que significó que el Banco disminuya sus depósitos en $us. 16.300.000, pese a que tenemos un incremento en nuestros depósitos a la vista de $us. 3.200.000. Así también la Cartera de Crédito continuó contrayéndose y la disminución en el año fue de $us. 13.300.000. Adicionalmente, la disminución de la actividad económica del país, producto de la contracción de la demanda agregada repercutió en nuestros clientes provocándonos a nosotros un incremento de la mora y por tanto mayores niveles de previsión para la cartera incobrable. Sin embargo pese a esto, la utilidad del Banco fue de equivalente a $us. 4.000.000 que representa el 7.22% sobre el patrimonio.

En el campo político se llevaron a cabo las elecciones que estaban programadas para junio de este año, el primer mes posterior a este evento se caracterizó por la inestabilidad que provocó una importante fuga de depósitos del Banco y del Sistema Financiero en general, situación que el Banco pudo enfrentar gracias a la política, anteriormente diseñada, de mantener altos índices de liquidez. Hoy día se puede indicar que gran parte del dinero que se fue, ha retornado al Banco y pensamos que la confianza del público en el Sistema Bancario retorna paulatinamente.

En el campo internacional, el Banco goza de un reconocido prestigio, demostrado por la existencia de numerosos préstamos y líneas de crédito de largo plazo directamente otorgadas por importantes organismos financieros internacionales tales como: la Corporación Andina de Fomento, el FMO de Holanda, la Corporación Financiera Internacional de Banco Mundial y la Corporación Interamericana de Inversiones del Banco Interamericano de Desarrollo. De igual forma, los bancos privados extranjeros que operan a nivel internacional también nos han brindado amplias facilidades financieras para el desarrollo de nuestras operaciones de comercio exterior tales como el Bank of América; Dresner Bank Lateinamerika; Banco Atlántico; The Bank of New York; First Union Bank; Standard Chartered Bank; Barclays Bank y otros.

En el tema Operativo, finalmente se puede indicar que está completamente implementado el nuevo sistema de computación de tecnología de punta. Si bien, debemos admitir que su implementación demoró mucho tiempo, estamos seguros que los beneficios que obtendrá el Banco con la implementación del mencionado sistema permitirá mejorar la atención al cliente. Para el futuro el Banco tiene proyectos importantes que redundarán en el mismo objetivo, dichos proyectos son: a) la instalación del Datawarehouse, software que otorgará mejor información gerencial b) el Proyecto del Call Center y c) el Internet Banking.

Este año se tuvo que lamentar el sensible fallecimiento de Don Javier Zuazo Chávez, quien fuera el conductor de la Institución durante los últimos 30 años, época en la cual el Banco se caracterizó por sus políticas de prudencia y que convirtieron al Banco en la entidad más sólida del país. Estamos seguros que sus herederos, así como el grupo de ejecutivos continuarán dicha labor.

NOTA 2 - PRINCIPIOS CONTABLES

Los estados financieros han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en Bolivia que no difieren significativamente de los aceptados a nivel internacional, y normas de la Superintendencia de Bancos y Entidades Financieras

La preparación de los estados financieros, de acuerdo con los mencionados principios, requiere que la Gerencia del Banco realice estimaciones de previsiones que afectan los montos de los activos y pasivos y la exposición de activos y pasivos contingentes a la fecha de los estados financieros, así como los montos de ingresos y gastos del ejercicio. Los resultados reales podrían ser diferentes de las estimaciones realizadas. Sin embargo, estas estimaciones fueron realizadas en estricto cumplimiento del marco contable y normativo vigente.

Los principios contables más significativos aplicados por el Banco son los siguientes:

2.1 Bases de preparación de los estados financieros

Los presentes estados financieros han sido preparados en moneda constante reconociendo en forma integral los efectos de la inflación. Para ello, se han seguido los lineamientos generales establecidos por la Superintendencia de Bancos y Entidades Financieras, mediante el Manual de Cuentas para Bancos y Entidades Financieras vigente y las modificaciones y actualizaciones efectuadas hasta la fecha, que es de uso obligatorio. Estos lineamientos concuerdan con los principios

de contabilidad generalmente aceptados en Bolivia, en todos los aspectos significativos. El índice utilizado para actualizar los rubros no monetarios, es el resultante de la fluctuación de la cotización del dólar estadounidense respecto al boliviano.

2.2 Presentación de estados financieros

Los presentes estados financieros al 31 de diciembre de 2002 y 2001 consolidan los estados financieros de las oficinas del Banco situadas en La Paz, Santa Cruz de la Sierra, Cochabamba, Oruro, Tarija, Trinidad, Sucre y Potosí. Con la finalidad de uniformar la clasificación de la cartera conforme el Manual de Cuentas para Bancos y Entidades Financieras vigente al 31 de diciembre de 2002, hemos reclasificado los créditos con atraso a 30 días como cartera vigente, así como sus cuentas relacionadas de productos financieros y previsiones.

2.3 Criterios de valuación

a) Moneda extranjera, moneda nacional con mantenimiento de valor y unidad de fomento de vivienda

Los activos y pasivos en moneda extranjera y en moneda nacional con mantenimiento de valor se valúan y reexpresan, de acuerdo con los tipos de cambio vigentes a la fecha de cierre de cada ejercicio. Las diferencias de cambio y revalorizaciones, respectivamente, resultantes de este procedimiento se registran en los resultados de cada ejercicio.

Los activos y pasivos en unidades de fomento de vivienda se ajustan en función del índice del precio al consumidor, reportada en la tabla de cotizaciones presentada por el Banco Central de Bolivia.

b) Inversiones temporarias

Incluyen todas las inversiones con plazos menores a 90 días respecto a la fecha de emisión o de su adquisición. Además, incluye inversiones mayores a 90 días que son negociables en la Bolsa Boliviana de Valores.

- Los depósitos a plazo fijo en entidades financieras nacionales e internacionales y las letras del Tesoro General de la Nación, se valúan a su valor de costo actualizado a la fecha de cierre, más los productos financieros devengados.

- Fondo Común de Inversión y el Fondo RAL: se valúa a su valor neto de realización.

c) Cartera

Los saldos de cartera se exponen por el capital prestado más los productos financieros devengados al cierre de cada ejercicio excepto los créditos vigentes calificados 3, 4 y 5, vencida y en ejecución, por los que no se registran los productos financieros devengados. La previsión para incobrables está calculada en función de la evaluación efectuada por el Banco sobre toda la cartera existente.

Dicha evaluación se realizó tomando en cuenta los lineamiento establecidos en el Reglamento de Evaluación y Calificación de la Cartera de Créditos vigente y las modificaciones y actualizaciones efectuadas hasta la fecha, que forma parte de la Recopilación de Normas emitidas por la Superintendencia de Bancos y Entidades Financieras.

La previsión específica para cartera incobrable de Bs 220.092.700 (2001 Bs 163.761.367), es considerada suficiente para cubrir las pérdidas que pudieran producirse al realizar los créditos existentes. Adicionalmente, al 31 de diciembre de 2002, existe una previsión genérica por Bs 282.406.

d) **Otras cuentas por cobrar**

Los saldos de las cuentas por cobrar comprenden los derechos derivados de algunas operaciones de intermediación financiera no incluidos en el grupo de cartera, pagos anticipados y créditos diversos a favor del Banco, registrados a su valor de costo actualizado.

La previsión para cuentas incobrables al 31 de diciembre de 2002 y 2001, por Bs 15.197.681 y Bs 12.709.279, respectivamente, es considerada suficiente para cubrir las pérdidas que pudieran producirse en la recuperación de esos derechos.

e) **Bienes realizables**

Los bienes realizables están registrados a sus valores de adjudicación o valores de libros o valores estimados de realización, el que fuese menor. Dichos bienes no son actualizados y además, se constituye una previsión por desvalorización del 20% anual, en función de lo dispuesto por el artículo 57° de la Ley N° 1488 del 14 de abril de 1993, si es que dichos bienes no son vendidos en dos años para el caso de bienes muebles y tres años para bienes inmuebles, siempre y cuando éstos se hayan adjudicado a partir del 1° de enero de 1999 (y hasta el 31 de diciembre de 2002), según lo dispuesto por el artículo 13°, capítulo III de la Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera N° 2196, sancionada el 4 de mayo de 2001, caso contrario de un año en el caso de bienes muebles y dos años para bienes inmuebles.

Es importante mencionar que, de acuerdo con la Ley de Fortalecimiento de la Normativa y Supervisión Financiera N° 2297, de fecha 20 de diciembre de 2001, los bienes que pasen a propiedad de una entidad de intermediación financiera, a partir del 1° de enero de 2003, deberán ser vendidos en el plazo de un año desde la fecha de su adjudicación, debiéndose previsionar a la fecha de adjudicación al menos el 25% del valor en libros. Si las ventas no se efectúan en el plazo mencionado se deberán constituir previsiones de por lo menos el 50% del valor en libros después de un año de la fecha de adjudicación y del 100% antes de finalizado el segundo año, desde la fecha de adjudicación.

El valor de bienes realizables, considerando en su conjunto, no supera el valor de mercado. Según lo dispuesto por la norma de contabilidad N° 3 del Colegio de Auditores de Bolivia, este tipo de activo debe reexpresarse por la variación del dólar estadounidense respecto al boliviano. La no aplicación de esta norma, implica una reducción no significativa en los resultados del ejercicio y en las utilidades retenidas no apropiadas.

Según lo dispuesto por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 119/96 de aplicación a partir del 1° de enero de 1997, si el Banco se adjudica o recibe en dación de pago, bienes por cancelación de conceptos distintos a la amortización de capital, tales como intereses, recuperación de gastos y otros, éstos deben registrarse a valor Bs 1. La previsión por desvalorización de bienes realizables al 31 de diciembre de 2002 y 2001 por Bs 16.328.255 y Bs 14.639.611, respectivamente, es considerada suficiente para cubrir las pérdidas que pudieran producirse en la realización de estos bienes.

f) **Inversiones permanentes**

Incluyen todas las inversiones que tienen un vencimiento a más de 90 días respecto a la fecha de emisión o de su adquisición y que no son negociables en la Bolsa Boliviana de Valores, y han sido valuadas de acuerdo con los siguientes criterios:

- **Depósitos a Plazo Fijo**

  Incluyen las inversiones en entidades nacionales e internacionales que tienen un vencimiento a más de 90 días, respecto a la fecha de emisión y se valúan a su valor de costo actualizado, más los productos financieros devengados.

- **Letras y Bonos del Tesoro General de la Nación**
  Incluyen las inversiones que tienen un vencimiento a más de 90 días, respecto a la fecha de emisión y se valúan a su valor de costo actualizado, más los productos financieros devengados.

- **Bonos de inversión**
  A su valor de costo actualizado menos su correspondiente previsión por desvalorización.

- **Participación en otras sociedades**
  Incluye las inversiones en:

  Mercantil de Inversiones Bursátiles S.A. – MIBSA
  Sociedad Administradora de Fondos de Inversión Mercantil S.A. – SAFIMSA,
  Universal Brokers S.A. – UNIBROSA
  Warrant Mercantil S.A. – WAMSA

  Se valúan a su valor patrimonial proporcional.

- **Administradora de Tarjetas de Crédito S.A.**
  A su valor patrimonial proporcional.

- **Acciones telefónicas**
  Al valor neto de realización.

- **Otras inversiones**
  A su costo actualizado, o a su costo según corresponda.

g) Bienes de uso (Excepto las obras de arte)

Los bienes inmuebles existentes al 31 de agosto de 1991 y los bienes muebles existentes al 31 de diciembre de 1985 están valuados a los valores resultantes de revalúos técnicos practicados a esas fechas. Los valores de los activos fijos revalorizados técnicamente, han sido actualizados a la fecha de cierre del ejercicio en función de las variaciones en la cotización del dólar estadounidense. La depreciación es calculada utilizando el método de línea recta en base a la vida útil determinada por los peritos técnicos que efectuaron las revalorizaciones.

Las incorporaciones posteriores están valuadas a su costo reexpresado a moneda de cierre. La depreciación es calculada por el método de línea recta aplicando tasas anuales suficientes para extinguir los valores al final de la vida útil estimada. El valor de los bienes de uso en su conjunto, no supera su valor de mercado.

Los mantenimientos, reparaciones, renovaciones y mejoras que no extienden la vida útil de los bienes son cargados a los resultados del ejercicio en el que se incurren.

h) Obras de arte

Las obras de arte de La Paz, Santa Cruz y Cochabamba, incorporadas al rubro bienes de uso, están valuadas a los valores resultantes de un revalúo técnico practicado por peritos independientes en diciembre de 1994. Las obras de arte restantes están valuadas a su costo actualizado.

i) Otros activos

- **Papelería, útiles y material de servicio**
  La papelería, útiles y material de servicio están valuados a su valor de costo.

- **Gastos de organización**
  Los gastos de organización se valúan a su costo y se amortizan aplicando la tasa del 25% anual.

- **Partidas pendientes de imputación**
  Las partidas pendientes de imputación se refieren, en su mayoría, a operaciones transitorias a ser regularizadas los primeros días después del cierre del ejercicio.

j) Previsión para indemnizaciones al personal

La previsión para indemnizaciones al personal se constituye para todo el personal por el total del pasivo devengado al cierre de cada ejercicio. Según las disposiciones legales vigentes, transcurridos cinco años de antigüedad en su empleo, el personal ya es acreedor a la indemnización, equivalente a un mes de sueldo por año de servicio, incluso en los casos de retiro voluntario.

k) Patrimonio

El Banco ajusta el total del patrimonio, en base a lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, actualizándolo en función de la variación en la cotización oficial del dólar estadounidense respecto al boliviano. El ajuste del capital pagado, aportes no capitalizados, reservas y resultados acumulados se registra en la cuenta del Patrimonio Neto "Ajustes al patrimonio". La contrapartida de estos ajustes se refleja en la cuenta de resultados "Ajuste por inflación".

l) Resultados del ejercicio

El Banco determina los resultados del ejercicio de acuerdo con lo requerido por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, reexpresando en moneda constante el valor de cada una de las líneas del estado de resultados. En la cuenta "Ajuste por inflación" se expone el resultado neto por exposición a la inflación durante el ejercicio.

m) Productos financieros y comisiones ganadas

Los productos financieros ganados son registrados por el sistema de lo devengado sobre la cartera vigente, excepto los correspondientes a aquellos créditos calificados deficientes (3) dudosos (4) o perdidos (5). Los productos financieros ganados sobre las inversiones temporarias e inversiones permanentes de renta fija son registrados en función del método de lo devengado. Los productos financieros ganados sobre cartera vencida y en ejecución y sobre cartera vigente con calificación deficiente (3), dudosos (4) o perdidos (5), no se reconocen hasta el momento de su percepción. Las comisiones ganadas se contabilizan por el sistema de lo devengado excepto las comisiones fijas que son reconocidas en el momento de su percepción.

n) Cargos financieros pagados

Los cargos financieros son contabilizados por el método de lo devengado.

o) Impuesto a las utilidades de las empresas

El Banco, en lo que respecta al Impuesto a las Utilidades de las Empresas, está sujeto al régimen tributario establecido en la Ley N° 843, modificada con la Ley N° 1606. La tasa de impuesto es del 25%, y es considerado como pago a cuenta del Impuesto a las Transacciones.

NOTA 3 - CAMBIOS EN LAS POLÍTICAS Y PRÁCTICAS CONTABLES

a) Tal y como se comenta en la Nota 2, punto 2.1, la Superintendencia de Bancos y Entidades Financieras, ha dispuesto la utilización del Manual de Cuentas para Bancos y Entidades Financieras, puesto en vigencia a partir de 1° de enero de 1989, mediante Resolución N° SB/119/88 de 29 de noviembre de 1988, posteriormente modificado mediante las Circulares N° SB/189/93 de 17 de diciembre de 1993 de aplicación obligatoria a partir del 1ro de enero de 1994, SB/305/99 de fecha 9 de diciembre de 1999 que es de uso obligatorio a partir del 1° de enero de 2000, N° SB/315/2000 de 31 de mayo de 2000 aplicable a partir del 1° de julio de 2000, N° SB/360/01 de 31 de

octubre de 2001 de aplicación obligatoria a partir del 1° de noviembre de 2001 N° SB/362/01 de 31 de octubre de 2001 aplicable a partir de 1° de diciembre de 2001, Circular N° 364/01 de 12 de diciembre de 2001 aplicable desde 2 de enero de 2002, circular N° 375/02 del 14 de febrero de 2002 aplicable desde el 28 de febrero de 2002, circular N° SB/403/2002 del 28 de agosto de 2002 aplicable desde el 9 de septiembre de 2002, Circular SB/414/2002 del 29 de noviembre de 2002 y circular SB/415/2002 del 3 de diciembre de 2002 que aprobaron la actualización del Manual de Cuentas para Bancos y Entidades Financieras, respectivamente.

b) En la gestión 2001, el Banco cambió la estimación de la previsión para cartera incobrable, en aplicación de la Circular N° SB/347/01, de 31 de mayo de 2001, emitida por la Superintendencia de Bancos y Entidades Financieras, que considera las garantías de bienes inmuebles para la constitución de previsiones de nuevos créditos que impliquen un incremento neto de la cartera en relación a un prestatario cualquiera. La aplicación de este criterio en está gestión 2001 no generó un efecto significativo sobre los estados financieros considerados en su conjunto.

   Asimismo, como se menciona en la Nota 2.3, inciso e), al 31 de diciembre de 2001 se han modificado los criterios para el cálculo de previsión por desvalorización de bienes realizables en función al plazo de tenencia de aquellos bienes adquiridos entre el 1° de enero de 1999 y el 31 de diciembre de 2002, el cual ha sido incrementado a 2 años para bienes inmuebles y 3 años para bienes muebles. La aplicación de este criterio no tuvo efecto sobre los estados financieros del Banco.

   Tal y como se menciona en la Nota 2, punto 2.3, inciso c), de acuerdo con el D.S. 26838 del 9 de noviembre de 2002, se consideran en mora aquellos créditos que no han sido pagados por un período mayor a 30 días a partir de la fecha de vencimiento, por lo que el Banco, al 31 de diciembre de 2002, considera la cartera en mora hasta 30 días como vigente y reconoce los ingresos financieros por la misma por el método de lo devengado, a partir de la fecha de vigencia del mencionado decreto.

NOTA 4 - ACTIVOS SUJETOS A RESTRICCIONES

Al 31 de diciembre de 2002 y 2001 existen los siguientes activos sujetos a restricciones:

	2002 Bs	2001 (Reexpresado) Bs
Cuenta encaje legal	119.883.815	93.793.610
Cuenta encaje legal cuentas fiscales	6.275.338	6.892.735
Cuotas de participación Fondo RAL afectados a encaje	313.601.369	333.174.340
	439.760.522	433.860.685

Asimismo, a partir del mes de octubre de 2001, el Banco ha participado en el programa del Fondo Especial de Reactivación Económica (FERE), consiguiendo créditos por un monto de $us. 9.931.014, los cuales, en aplicación de la Ley N° 2196 (Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera), se encuentran garantizados por parte de la cartera reprogramada del Banco en una relación de uno a uno. Al 31 de diciembre de 2002 y 2001, el saldo de la obligación con Nacional Financiera Boliviana S.A.M., entidad encargada de la administración del FERE, asciende a $us. 15.014.211 y $us. 9.931.014, equivalente a Bs 112.306.296 y Bs 74.283.985, respectivamente.

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES

Al 31 de diciembre de 2002 y 2001 los activos y pasivos, corrientes y no corrientes, se componen como sigue:

	2002 Bs	2001 (Reexpresado) Bs
ACTIVO		
ACTIVO CORRIENTE		
DISPONIBILIDADES	288.766.935	259.830.185
INVERSIONES TEMPORARIAS	560.663.451	687.740.440
CARTERA CORRIENTE	1.026.173.475	1.164.339.155
OTRAS CUENTAS POR COBRAR	32.433.359	30.343.876
INVERSIONES PERMANENTES	36.139.606	49.164.494
OTROS ACTIVOS	97.378.285	86.048.609
Total activos corrientes	2.041.555.111	2.277.466.759
ACTIVO NO CORRIENTE		
INVERSIONES TEMPORARIAS	190.372.287	165.874.550
CARTERA NO CORRIENTE	1.656.154.278	1.690.406.926
INVERSIONES PERMANENTES	68.578.432	66.554.806
BIENES REALIZABLES	60.395.613	36.139.908
BIENES DE USO	183.277.314	199.414.973
Total activos no corrientes	2.158.777.924	2.158.391.163
Total activo	4.200.333.035	4.435.857.922

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

Al 31 de diciembre de 2002 y 2001 los activos y pasivos, corrientes y no corrientes, se componen como sigue:

	2002 Bs	2001 (Reexpresado) Bs
PASIVO		
PASIVO CORRIENTE		
OBLIGACIONES CON EL PÚBLICO	3.045.670.086	3.136.455.734
OBLIGACIONES CON INSTITUCIONES FISCALES	22.134.446	21.454.381
OBLIGACIONES CON BANCOS E INSTITUCIONES DE FINANCIAMIENTO	179.012.629	169.361.709
OTRAS CUENTAS POR PAGAR	71.099.396	91.640.291
OBLIGACIONES SUBORDINADAS	4.840.320	17.213.112
Total pasivo corriente	3.322.756.877	3.436.125.227
PASIVO NO CORRIENTE		
OBLIGACIONES CON EL PÚBLICO	254.723.377	274.832.560
OBLIGACIONES CON BANCOS E INSTITUCIONES DE FINANCIAMIENTO	185.082.058	271.111.009
PREVISIONES	3.781.050	745.344
OBLIGACIONES SUBORDINADAS	17.952.000	22.440.000
Total pasivo no corriente	461.538.485	569.128.913
Total pasivo	3.784.295.362	4.005.254.140

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

La clasificación de activos y pasivos por vencimiento al 31 de diciembre de 2002 y 2001 es la siguiente:

Al 31 de diciembre de 2002 (Expresado en Bolivianos):

	RUBROS	A 30 DÍAS	A 90 DÍAS	A 180 DÍAS	A 360 DÍAS	A 720 DÍAS	A MAS DE 720 DÍAS	TOTAL
1	DISPONIBILIDADES	288.766.935	-	-	-	-	-	288.766.935
2	INVERSIONES TEMPORARIAS	381.157.196	10.033.528	27.811.557	133.410.165	9.001.967	181.370.320	742.784.733
3	CARTERA VIGENTE	125.925.807	196.410.752	222.881.395	319.546.067	421.347.281	1.234.806.997	2.520.918.299
4	INVERSIONES PERMANENTES	860.561	7.700.513	12.339.287	17.298.398	12.146.098	56.432.334	106.777.191
	ACTIVOS	796.710.499	214.144.793	263.032.239	470.254.630	442.495.346	1.472.609.651	3.659.247.158
5	OBLIGACIONES C/PÚBLICO A LA VISTA (*)	829.603.232	-	-	-	-	-	829.603.232
	Depósitos en Cuenta Corriente	795.874.265	-	-	-	-	-	795.874.265
	Otros depósitos a la vista	33.728.967	-	-	-	-	-	33.728.967
6	CAJA DE AHORROS (*)	946.395.346	-	-	-	-	-	946.395.346
7	DEPÓSITOS A PLAZO FIJO	314.618.479	344.308.367	187.393.286	300.398.805	122.355.576	132.367.801	1.401.442.314
8	OBLIGACIÓN CON EL PÚBLICO RESTRINGIDAS	34.601.584	6.928.180	7.708.130	12.935.231	3.508.961	15.779.060	81.461.146
9	OBLIGACIÓN CON INSTITUCIONES FISCALES	22.134.446	-	-	-	-	-	22.134.446
10	FINANCIAMIENTOS BCB	2.618.561	175.754	-	5.107.831	863.585	341.586	9.107.317
11	FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12	FINANCIAM. ENT. FIN. DE SEGUNDO PISO	18.372	779.217	841.736	1.677.562	10.464.615	117.238.282	131.019.784
13	FINANCIAM. OTRAS ENT. FIN. DEL PAÍS	25.743.556	8.880.000	22.440.000	20.447.813	9.637.702	1.870.000	89.019.071
14	FINANCIAMIENTOS INTERNOS	-	-	-	-	-	-	-
15	FINANCIAMIENTOS EXTERNOS	10.820.507	2.688.165	32.665.454	12.067.116	19.661.714	25.004.574	102.907.530
16	OBLIGACIONES SUBORDINADAS Y BONOS	352.320	-	4.488.000	-	4.488.000	13.464.000	22.792.320
	PASIVOS	2.186.906.403	363.759.683	255.536.606	352.634.358	170.980.153	306.065.303	3.635.882.506
17	CUENTAS CONTINGENTES	103.911.849	51.167.187	45.868.722	51.517.300	47.546.865	7.461.973	307.473.896
	ACTIVOS/PASIVOS	0,36	0,59	1,03	1,33	2,59	4,81	1,01

(*) Nota: No incluyen productos devengados por cobrar ni cargos devengados por pagar.

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

Al 31 de diciembre de 2001 (Reexpresado en bolivianos):

	RUBROS	A 30 DÍAS	A 90 DÍAS	A 180 DÍAS	A 360 DÍAS	A 720 DÍAS	A MAS DE 720 DÍAS	TOTAL
1	DISPONIBILIDADES	259.830.185	-	-	-	-	-	259.830.185
2	INVERSIONES TEMPORARIAS	448.380.639	83.987.479	81.272.390	62.956.532	109.261.825	56.612.725	842.471.590
3	CARTERA VIGENTE	125.879.330	196.019.991	207.434.910	373.646.230	472.525.050	1.217.881.876	2.593.387.387 (1)
4	INVERSIONES PERMANENTES	7.854.000	7.959.047	10.678.395	22.507.249	860.561	65.694.245	115.553.497
	ACTIVOS	841.944.154	287.966.517	299.385.695	459.110.011	582.647.436	1.340.188.846	3.811.242.659
5	OBLIGACIONES C/PÚBLICO A LA VISTA (*)	805.470.785	-	-	-	-	-	805.470.785
	Depósitos en Cuenta Corriente	764.050.359	-	-	-	-	-	764.050.359
	Otros depósitos a la vista	41.420.426	-	-	-	-	-	41.420.426
6	CAJA DE AHORROS (*)	977.024.895	-	-	-	-	-	977.024.895
7	DEPÓSITOS A PLAZO FIJO	511.632.676	378.167.919	119.158.452	233.645.906	141.541.145	133.291.415	1.517.437.513
8	OBLIGACIÓN CON EL PÚBLICO RESTRINGIDAS	62.600.498	-	-	-	-	-	62.600.498
9	OBLIGACIÓN CON INSTITUCIONES FISCALES	21.454.381	-	-	-	-	-	21.454.381
10	FINANCIAMIENTOS BCB	3.696.131	1.631.531	2.760.420	2.497.626	10.974.774	1.514.241	23.074.723
11	FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12	FINANCIAM. ENT. FIN. DE SEGUNDO PISO	9.839.453	11.314.241	11.583.430	16.325.436	24.263.824	95.768.068	169.094.452
13	FINANCIAM. OTRAS ENT. FIN. DEL PAÍS	506.582	-	-	29.164.646	-	11.507.702	41.178.930
14	FINANCIAMIENTOS INTERNOS	-	-	-	-	-	-	-
15	FINANCIAMIENTOS EXTERNOS	7.539.661	1.170.740	16.742.833	18.563.856	30.586.541	96.495.859	171.099.490
16	OBLIGACIONES SUBORDINADAS Y BONOS	1.505.112	-	15.708.000	-	4.488.000	17.952.000	39.653.112
	PASIVOS	2.401.270.174	392.284.431	165.953.135	300.197.470	211.854.284	356.529.285	3.828.088.779
17	CUENTAS CONTINGENTES	104.077.199	56.713.352	44.149.888	72.846.193	63.521.241	7.284.901	348.592.774
	ACTIVOS/PASIVOS	0,35	0,73	1,80	1,53	2,75	3,76	1,00

(1) No se incluye la cartera con atraso a 30 días.
(*) Nota: No incluye productos devengados por cobrar ni cargos devengados por pagar.

NOTA 6 - OPERACIONES CON PARTES RELACIONADAS

En el año 2002 y 2001 el Banco mantiene saldos de operaciones pasivas con sociedades relacionadas, las que han originado ingresos y egresos reconocidos en cada ejercicio. Las operaciones con partes vinculadas no exceden los límites establecidos en la Ley de Bancos y Entidades Financieras, las regulaciones de la Superintendencia de Bancos y Entidades Financieras y la Ley del Banco Central de Bolivia.

NOTA 7 - MONEDA EXTRANJERA

Los estados financieros expresados en bolivianos, incluyen el equivalente de saldos en otras monedas (principalmente dólares estadounidenses) de acuerdo con el siguiente detalle:

	2002	2001 (Reexpresado)
	Bs	Bs
ACTIVO		
Disponibilidades	180.535.337	154.614.679
Inversiones temporarias	706.782.239	770.134.827
Cartera	2.604.834.018	2.726.471.485
Otras cuentas por cobrar	16.133.886	15.431.510
Inversiones permanentes	66.288.501	77.128.587
Otros activos	50.245.840	42.717.182
	3.624.819.821	3.786.498.270
PASIVO		
Obligaciones con el público	3.064.834.298	3.161.487.777
Obligaciones con bancos y entidades financieras	361.575.338	439.555.090
Previsiones	1.839.812	68.715
Otras cuentas por pagar	37.299.666	44.315.284
Obligaciones subordinadas	22.792.320	39.653.112
	3.488.341.434	3.685.079.978
Posición neta - activa	136.478.387	101.418.292
Equivalente en US$	18.245.774	13.558.595

Los activos y pasivos en moneda extranjera han sido convertidos a bolivianos al tipo de cambio oficial vigente al 31 de diciembre de 2002 y 2001 de Bs 7,48 y Bs 6,81 por $us. 1 respectivamente, o su equivalente en otras monedas.

Además, existen operaciones en moneda nacional con mantenimiento de valor, cuya posición neta activa al 31 de diciembre de 2002 y 2001 es de Bs 2.006.231 y Bs 19.636.078, respectivamente.

Finalmente, existen operaciones expresadas en unidades de fomento de vivienda, cuya posición neta pasiva al 31 de diciembre de 2002 es de Bs 4.814.691.

NOTA 8 - COMPOSICIÓN DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS

Los estados financieros al 31 de diciembre de 2002 y 2001, están compuestos de los siguientes grupos:

a) DISPONIBILIDADES

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Caja	104.825.620	103.434.644
Banco Central de Bolivia	126.159.153	100.686.346
Bancos y Corresponsales del Exterior	53.240.533	46.704.558
Documentos de cobro inmediato	4.541.629	9.004.637
	288.766.935	259.830.185

b) CARTERA

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

b.1) CARTERA VIGENTE

	2002 Bs	2001 (Reexpresado y reclasificado) Bs
Adelantos en cuenta corriente	19.885.986	21.056.353
Documentos descontados	3.871.947	7.033.116
Préstamos a plazo fijo	107.983.835	140.743.504
Préstamos amortizables	942.412.906	1.216.421.275
Deudores por venta de bienes a plazo	5.916.053	185.056
Deudores por tarjetas de crédito	31.830.709	39.914.564
Préstamos hipotecarios	601.330.052	486.945.008
Deudores por cartas de crédito diferidas	9.705.726	7.150.097
Deudores por cartas de créditos diferidas con BCB	9.471.968	23.262.548
Préstamos con recursos del Banco Central de Bolivia	2.235.948	10.311.126
Préstamos con Recursos de entidades de 2do Piso	55.757.194	78.397.192
Préstamos con recursos de entidades del exterior	58.019.518	61.711.348
Préstamos reprogramados con recursos propios (PRE)	6.488.796	9.360.752
Bonos de reactivación NAFIBO	23.331.182	30.967.200
Préstamos reprogramados revertidos (PRE)	-	146.038
Préstamos reprogramados otros NAFIBO	1.863.119	2.714.516
Otros préstamos reprogramados	446.635.267	385.721.007
Préstamos reprogramados FERE recursos propios	90.288.959	73.640.742
Préstamos reprogramados FERE recursos NAFIBO	103.889.134	74.187.368
	2.520.918.299	2.669.868.810

b.2) CARTERA VENCIDA

	2002 Bs	2001 (Reexpresado) Bs
Adelantos en cuenta corriente	295.490	-
Documentos descontados	-	87.606
Préstamos a plazo fijo	74.800	7.473.189
Préstamos amortizables	9.136.083	12.665.686
Deudores por tarjetas de crédito	115.029	337.029
Préstamos hipotecarios	3.224.200	5.582.566
Préstamos con recursos de entidades de 2do Piso	201.960	-
Deudores por garantía	238.022	-
Préstamos reprogramados con recursos propios (PRE)	-	296.045
Otros préstamos reprogramados	12.606.723	5.879.261
Préstamos Reprogramados FERE Recursos propios	3.118.638	-
Préstamos Reprogramados FERE Recursos NAFIBO	1.797.212	-
	30.808.157	32.321.382

b.3) CARTERA EN EJECUCIÓN

	2002 Bs	2001 (Reexpresado) Bs
Adelantos en cuentas corrientes	2.086.183	2.285.918
Documentos descontados	284.264	241.178
Préstamos a plazo fijo	14.607.164	13.271.085
Préstamos amortizables	126.665.049	118.069.947
Deudores por tarjetas de crédito	7.241.940	8.083.920
Préstamos hipotecarios	29.181.592	29.532.366
Deudores por cartas de crédito	2.716.153	2.716.153
Préstamos con recursos del B.C.B.	191.666	900.094
Préstamos con recursos de otros financiamientos internos	1.124.646	1.152.936
Préstamos con recursos de entidades de 2do piso	20.043.703	33.336.893
Préstamos con recursos de entidades del exterior	15.616.057	22.188.304
Deudores por garantías	534.791	160.910
Préstamos reprogramados con recursos propios (PRE)	3.246.918	3.005.843
Otros préstamos reprogramados	79.575.561	30.539.313
Préstamos reprogramados FERE Recursos propios	6.348.288	-
Préstamos reprogramados FERE Recursos NAFIBO	6.486.039	-
	315.950.014	265.484.860

b.4) PREVISIÓN PARA CARTERA INCOBRABLE

	2002 Bs	2001 (Reexpresado y reclasificado) Bs
Previsión específica para cartera vigente	36.221.220	10.723.438
Previsión específica para cartera vencida	5.030.110	1.537.792
Previsión específica para cartera en ejecución	178.841.370	151.500.137
Previsión genérica por factores de riesgo adicionales	282.406	-
	220.375.106	163.761.367

Clasificación de la cartera por tipo de crédito

Al 31 de diciembre de 2002 (Expresado en bolivianos)

	Vigente	Vencida	Ejecución	Contingente	Previsión para incobrables
Crédito Comercial	1.768.037.970	26.856.740	268.257.104	221.304.174	183.626.226
Crédito Hipotecario de Vivienda	582.340.335	2.373.576	29.291.634	-	19.920.923
Microcrédito no garantizado	6.501.529	55.319	1.278.848	-	1.525.928
Microcrédito debidamente garantizado	30.819.441	160.487	1.439.669	-	1.111.354
Crédito de Consumo no garantizado	86.062.514	519.613	11.179.355	72.237.230	12.259.537
Crédito de Consumo debidamente garantizado	47.156.510	842.422	4.503.404	13.932.492	5.333.407
TOTALES	2.520.918.299	30.808.157	315.950.014	307.473.896	223.777.375

b.4) PREVISIÓN PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por tipo de crédito

Al 31 de diciembre de 2001 (Reexpresado y reclasificado)

	Vigente	Vencida	Ejecución	Contingente	Previsión para incobrables
Crédito Comercial	2.013.592.916	24.706.774	221.715.206	253.395.580	130.664.374
Crédito Hipotecario de Vivienda	476.057.230	5.124.264	25.823.245	-	15.108.414
Microcrédito no garantizado	5.322.844	120.854	1.200.855	-	1.164.345
Microcrédito debidamente garantizado	3.550.949	229.132	1.665.544	-	1.454.080
Crédito de Consumo no garantizado	163.505.338	2.079.966	14.090.060	95.197.194	15.092.302
Crédito de Consumo debidamente garantizado	7.839.533	60.392	989.950	-	1.022.601
TOTALES	2.669.868.810	32.321.382	265.484.860	348.592.774	164.506.116

Clasificación de la cartera por sector económico

Al 31 de diciembre de 2002 (Expresado en bolivianos):

	Vigente	Vencida	Ejecución	Contingente	Previsión para incobrables
Agricultura	79.653.866	1.709.665	10.352.515	42.235	7.365.182
Ganadería y actividades de servicios conexas	-	-	-	-	-
Caza, silvicultura y pesca	905.498	-	483.208	-	447.304
Extracción de petróleo y gas	16.875.380	-	-	191.115	32.452
Explotación minas y canteras	1.930.003	-	802.961	4.700	539.657
Industrias manufactureras	688.629.008	12.307.790	113.637.436	32.313.874	86.136.195
Prod. y distrib. de electricidad, gas y agua	35.035.063	-	29.901	907.359	118.009
Construcción y trabajos relacionados	326.245.476	5.952.346	58.754.724	29.046.017	30.607.390
Comercio al por mayor y menor	431.132.047	2.957.674	51.509.801	98.412.846	37.627.499
Hoteles y restaurantes	82.263.430	32.927	1.012.232	597.121	1.112.818
Transporte, almacenamiento y comunicación	114.292.823	625.160	10.933.080	6.778.566	8.687.225
Intermediación financiera	62.666.659	459.254	14.090.736	112.448.369	13.957.877
Actividades inmobiliarias de alquiler administ.	577.554.727	5.981.857	43.166.216	16.661.063	30.954.158
Informática, investigación y desarrollo					
Servicios profesionales					
Adm. pública defensa seguridad social	676.102	58.911	71.387	293.859	110.567
Enseñanza	44.244.357	20.186	6.795.999	563.083	2.795.222
Actividades relacionadas con salud y servicios	58.229.582	702.387	4.309.818	8.993.813	3.285.820
Otras actividades de servicios	584.278			219.876	
TOTALES	2.520.918.299	30.808.157	315.950.014	307.473.896	223.777.375

b.4) PREVISIÓN PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por sector económico (Cont.)

Al 31 de diciembre de 2001 (Reexpresado y reclasificado):

	Vigente	Vencida	Ejecución	Contingente	Previsión para incobrables
Agricultura	72.894.068	2.172.629	6.678.902	41.888	4.561.738
Ganadería y actividades de servicios conexas	-	-	-	-	-
Caza silvicultura y pesca	520.902	-	-	-	-
Explotación minas y canteras	15.455.635	312.651	841.847	834.020	779.487
Industrias manufactureras	647.403.132	8.268.876	86.697.993	18.999.664	50.466.414
Prod. y distrib. de electricidad, gas y agua	14.399.126	-	-	622.838	778
Construcción y trabajos relacionados	394.837.610	1.502.643	54.825.004	30.599.856	29.311.440
Comercio al por mayor y menor	615.013.563	12.710.292	59.468.388	129.372.247	38.083.584
Hoteles y restaurantes	87.285.293	214.410	3.223.233	22.440	1.536.139
Transporte, almacenamiento y comunicación	120.704.932	632.857	12.482.125	10.577.558	9.853.684
Intermediación financiera	77.259.609	531.984	12.954.276	108.373.056	12.401.025
Actividades inmobiliarias de alquiler administ.	483.457.065	5.390.349	24.301.936	33.992.100	14.487.651
Informática, investigación y desarrollo	-	-	-	-	-
Servicios profesionales	-	-	-	-	-
Adm. pública defensa seguridad social	4.336.615	-	-	1.283.072	12.138
Enseñanza	44.515.050	137.311	490.708	380.836	482.919
Actividades relacionadas con salud y servicios	91.786.210	447.380	3.520.448	13.493.199	2.529.119
Otras actividades de servicios	-	-	-	-	-
TOTALES	2.669.868.810	32.321.382	265.484.860	348.592.774	164.506.116

b.4) PREVISIÓN PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera por tipo de garantía

Al 31 de diciembre de 2002 (Expresado en bolivianos):

	Vigente	Vencida	Ejecución	Contingente	Previsión para incobrables
Garantías Bancarias	7.688.551			6.719.931	357.916
Depósitos en la Entidad Financiera	23.805.048	373	57.246	17.770.040	17.312
Garan. Hip. Inmuebles Urbanos	1.520.352.193	18.589.623	193.142.737	18.881.360	86.257.597
Garan. Hip. Inmuebles Rurales	126.950.099	1.315.611	18.912.923	1.204.890	13.117.214
HIP VEH	57.861.153	1.106.533	9.860.527	113.038	7.437.962
Garan. Hip. Aeronaves	4.347.197	-	-	-	73.908
Prendaria con Desplazamiento	125.477	-	-	-	837
Prendaria sin Desplazamiento	359.493.894	5.890.875	53.137.689	16.648.926	20.518.880
Garantías Titulos Valor	59.712.939				1.460.260
Bonos de Prenda	42.532.517				95.065
Concesiones mineras	-	-	-	-	-
Otras Garantías	43.062.539	214.752	73.196	20.016.846	678.723
Garantía Personal	206.849.646	3.425.019	21.625.113	106.788.325	63.947.817
Sin Garantías	68.137.046	265.371	19.140.583	119.330.540	29.813.884
TOTALES	2.520.918.299	30.808.157	315.950.014	307.473.896	223.777.375

Al 31 de diciembre de 2001 (Reexpresado y reclasificado):

	Vigente	Vencida	Ejecución	Contingente	Previsión para incobrables
Garantías Bancarias	26.499.425	-	-	9.303.002	90
Depósitos en la Entidad Financiera	27.171.103	194.480	21.409	33.861.473	83.386
Garan. Hip. Inmuebles Urbanos	1.707.920.185	19.876.014	163.509.950	40.855.595	71.538.910
Garan. Hip. Inmuebles Rurales	172.582.508	1.226.052	18.348.509	10.948.092	13.546.473
HIP VEH	58.537.700	781.121	6.874.761	215.516	6.860.418
Garan. Hip. Aeronaves	2.119.333	-	-	-	-
Prendaria con Desplazamiento	15.376.394	-	-	-	-
Prendaria sin Desplazamiento	227.332.428	7.392.856	41.695.075	43.080.343	14.756.627
Garantías Títulos Valor	38.829.631	-	-	351.560	-
Bonos de Prenda	25.539.979	-	-	-	-
Concesiones mineras	48.332.308	-	-	-	-
Otras Garantías	22.216.488	48.924	27.654	17.840.950	11.242
Garantía Personal	171.686.891	1.596.495	19.883.779	105.204.725	32.759.191
Sin Garantías	125.724.437	1.205.440	15.123.723	86.931.518	24.949.779
TOTALES	2.669.868.810	32.321.382	265.484.860	348.592.774	164.506.116

b.4) PREVISIÓN PARA CARTERA INCOBRABLE (Cont.)

Clasificación de la cartera según la calificación de créditos, en montos y porcentajes

Al 31 de diciembre de 2002 (Expresado en bolivianos):

Calificación	Vigente		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1. Normal	2.026.043.665	80%	8.434.348	27%	-	0%	260.998.497	85%	3.205.122	1%
2. C/Prob. potenciales	334.792.262	13%	1.924.534	6%	-	0%	43.596.050	14%	15.005.122	7%
3. Deficiente	145.351.893	6%	15.337.324	50%	47.231.925	15%	909.954	0%	21.434.626	10%
4. Dudoso	2.625.365	1%	2.940.697	10%	99.410.414	31%	1.158.699	1%	46.336.111	21%
5. Perdido	12.105.114	0%	2.171.254	7%	169.307.675	54%	810.696	0%	137.796.394	62%
Total	2.520.918.299	100%	30.808.157	100%	315.950.014	100%	307.473.896	100%	223.777.375	100%

Al 31 de diciembre de 2001 (Reexpresado y reclasificado):

Calificación	Vigente		Vencida		En ejecución		Contingente		Previsión	
			Monto	%	Monto	%	Monto	%	Monto	%
1. Normal	2.192.618.447	82%	74.339	0%	-	0%	321.309.930	92%	1.119.530	1%
2. C/Prob. potenciales	342.262.032	13%	8.972.717	28%	-	0%	22.847.591	7%	320.545	0%
3. Deficiente	103.364.021	4%	19.696.602	61%	20.485.063	8%	3.444.529	1%	657.492	0%
4. Dudoso	23.395.953	1%	2.710.799	8%	118.615.393	44%	150.708	0%	50.810.570	31%
5. Perdido	8.228.358	0%	866.925	3%	126.384.404	48%	840.016	0%	111.597.979	68%
Total	2.669.868.811	100%	32.321.382	100%	265.484.860	100%	348.592.774	100%	164.506.116	100%

Concentración crediticia por número de clientes, en montos y porcentajes

Al 31 de diciembre de 2002 (Expresado en bolivianos):

	Vigente		Vencida		En ejecución		Contingente		Previsión	
	Monto	%	Monto	%	Monto	%	Monto	%	Monto	%
1 a 10 Mayores	406.403.506	16%	4.655.116	15%	14.919.632	5%	33.663.107	11%	10.027.784	4%
11 a 50 Mayores	582.887.733	23%	8.335.510	27%	110.688.693	35%	80.533.152	26%	84.434.796	38%
51 a 100 Mayores	270.069.272	11%	2.484.516	8%	54.773.619	17%	47.939.109	16%	30.911.813	14%
Otros	1.261.557.788	50%	15.333.015	50%	135.568.070	43%	145.338.528	47%	98.402.982	44%
Total	2.520.918.299	100%	30.808.157	100%	315.950.014	100%	307.473.896	100%	223.777.375	100%

b.4) PREVISIÓN PARA CARTERA INCOBRABLE (Cont.)

Al 31 de diciembre de 2001 (Reexpresado y reclasificado):

	Vigente		Vencida		En ejecución		Contingente		Previsión	
			Monto	%	Monto	%	Monto	%	Monto	%
1 a 10 Mayores	428.138.126	16%	7.064.444	22%	-	0%	38.065.364	11%	-	0%
11 a 50 Mayores	584.442.351	22%	1.953.360	6%	77.749.160	29%	87.865.815	25%	39.474.287	24%
51 a 100 Mayores	293.361.329	11%	9.233.378	29%	62.671.251	24%	54.292.064	16%	34.762.438	21%
Otros	1.363.927.004	51%	14.070.200	43%	125.064.449	47%	168.369.531	48%	90.269.391	55%
Total	2.669.868.810	100%	32.321.382	100%	265.484.860	100%	348.592.774	100%	164.506.116	100%

Evolución de la cartera de las tres últimas gestiones al 31 de diciembre de 2002 (en bolivianos)

SITUACIÓN DE LA CARTERA	SALDOS AL 31.12.02	SALDOS AL 31.12.01 (Reexpresado y reclasificado)	SALDOS AL 31.12.00 (Reexpresado y reclasificado)
VIGENTE	2.520.918.299	2.669.868.810	2.942.884.937
VENCIDA	30.808.157	32.321.382	35.474.201
EJECUCIÓN	315.950.014	265.484.860	194.706.765
CARTERA DIRECTA	2.867.676.470	2.967.675.052	3.173.065.903
CARTERA CONTINGENTE	307.473.896	348.592.774	478.299.934
TOTAL CARTERA	**3.175.150.366**	**3.316.267.826**	**3.651.365.837**
PREVISIÓN ESPECÍFICA CARTERA	220.092.700	163.761.367	126.155.060
PREVISIÓN GENÉRICA CARTERA	282.406	-	-
PREVISIÓN ESPECÍFICA PARA ACTIVOS CONTINGENTES	3.684.675	744.749	2.674.911
PREVISIÓN GENÉRICA ACTIVOS CONTINGENTES	96.375	595	
TOTAL PREVISIONES	**224.156.156**	**164.506.711**	**128.829.971**
CARGOS POR PREVISIÓN ESPECÍFICA PARA INCOBRABILIDAD	91.501.551	56.698.486	57.096.462
PRODUCTOS POR CARTERA (INGRESOS FINANCIEROS)	330.708.592	402.959.875	438.624.621
PRODUCTOS EN SUSPENSO	102.471.434	104.257.021	68.796.205
LÍNEAS DE CRÉDITO OTORGADAS Y NO UTILIZADAS	591.458.142	453.530.685	598.989.469
TOTAL DE LÍNEAS DE CRÉDITO OTORGADAS	**591.458.142**	**453.530.685**	**598.989.469**
CRÉDITOS CASTIGADOS POR INSOLVENCIA	27.949.027	23.785.978	21.969.007
NÚMERO DE PRESTATARIOS	19.670	21.019	21.858

c) INVERSIONES
c.1) INVERSIONES TEMPORARIAS

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Inversiones en el Banco Central de Bolivia	-	-
Depósitos a plazo fijo en entidades financieras del país	7.258.292	3.401.187
Depósitos a plazo fijo en entidades financieras del exterior	1.122.000	1.122.000
Otros títulos valores de entidades financieras del exterior	69.877.490	-
Letras y bonos del Tesoro General de la Nación	282.783.616	400.395.218
Títulos valores de entidades públicas y privadas no financieras del exterior	15.562.615	-
Participación en fondos comunes de valores	18.620.722	38.743.842
Cuotas de participación Fondo RAL afectados a encaje	313.601.369	333.174.340
Títulos valores en entidades públicas no financieras del país adquiridas con pacto de reventa	13.909.060	6.141.798
Títulos valores en entidades financieras adquiridas con pacto de reventa	10.280.689	59.493.205
Títulos valores de entidades no financieras adquiridas con pacto de reventa	2.288.880	-
Servicio extendido de depósitos en el Banco Central de Bolivia	7.480.000	-
Productos financieros devengados por cobrar	8.251.005	11.143.400
	751.035.738	853.614.990

c.2) INVERSIONES PERMANENTES

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Bonos de deuda externa (netos de previsión por desvalorización de inversiones al 31 de diciembre de 2002 y 2001 por Bs 3,880,301 y Bs 4,263,086 respectivamente)	2.364.148	4.235.140
Depósitos a plazo fijo en entidades financieras del país	24.544.735	47.605.476
Depósitos a plazo fijo en entidades financieras del exterior	7.480.000	-
Participación en entidades financieras afines:		
Mercantil de Inversiones Bursátiles S.A.	14.855.631	16.299.467
Inversiones en Administradora de Tarjetas de Crédito - ATC	3.274.949	3.274.949
Warrant Mercantil S.A.	6.786.560	5.872.806

c.2) INVERSIONES PERMANENTES (Cont.)

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Universal Brokers S.A.	876.144	771.954
SAFI Mercantil S.A.	7.711.119	5.111.306
Bolsa Boliviana de Valores	448.809	448.809
Corporación Andina de Fomento	691.900	691.900
Otras inversiones	1.312.906	1.312.906
Inversiones en otras entidades no financieras:		
Letras del Tesoro	6.950.522	-
Bonos Transredes	22.560.160	22.589.600
Acciones telefónicas	2.660.289	1.169.892
Otras inversiones	379.018	1.906.206
Productos devegados por cobrar	1.821.148	4.428.889
	104.718.038	115.719.300

Al 31 de diciembre de 2002 y 2001 el Banco tiene inversiones en Mercantil de Inversiones Bursátiles S.A. por un valor de Bs 14.855.631 y Bs 16.299.468, en Universal Brokers S.A. por un valor de Bs 876.144 y Bs 771.954, en Sociedad Administradora de Fondos de Inversión Mercantil S.A. por un valor de Bs 7.711.119 y Bs 5.111.306 y en Warrant Mercantil S.A. por un valor de Bs 6.786.560 y Bs 5.872.806, respectivamente. Las inversiones al 31 de diciembre de 2002 y 2001 están valuadas al valor patrimonial proporcional surgido de los estados financieros no auditados al 30 de noviembre de 2002 y 2001 de UNIBROSA y MIBSA y al 31 de diciembre de 2002 y 2001 de SAFIMSA y WAMSA.

	SAFI Mercantil S.A.		Mercantil de Inversiones S.A.		Universal Brokers S.A.		Warrant Mercantil S.A.	
	2002	2001	2002	2001	2002	2001	2002	2001
Porcentaje de participación en el Capital	98%	98%	99,99%	99,99%	33,00%	33,00%	60,40%	60,40%
Cantidad de acciones poseídas	24.500	24.500	19.998	19.998	1.980	1.980	28.992	28.992
Clase de acciones poseídas	Ordinarias	Ordinarias	Ordinarias	Ordinarias	Comunes	Comunes	Comunes	Comunes
Porcentaje de votos que poseen	98,00%	98,00%	99,99%	99,99%	33,00%	33,00%	60,40%	60,40%
Utilidad (pérdida) de la gestión	2.172.922	2.321.677	2.667.947	5.033.379	52.399	493.024	1.277.352	872.842
Resumen de cuentas del balance general:								
Total de activos	8.953.640	6.817.826	61.198.027	141.832.535	3.864.658	4.186.357	12.845.018	11.260.797
Total Pasivos	1.113.948	1.151.056	45.994.572	125.531.437	1.139.457	1.512.855	1.614.692	1.296.678
Patrimonio Neto	7.839.692	5.666.770	15.203.455	16.301.098	2.725.201	2.673.502	11.230.326	9.964.119

d) OTRAS CUENTAS POR COBRAR

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Pagos anticipados	8.607.783	9.720.017
Pago anticipado del impuesto a las transacciones	1.452.422	8.677.239
Gastos por recuperar	7.621.642	6.443.955
Contratos anticréticos	6.376.877	5.972.569
Crédito fiscal - IVA	102.462	134.047
Comisiones por cobrar	312.814	25.719
Certificados tributarios	5.639.541	76.521
Indemnizaciones reclamadas por siniestros	1.860.817	1.843.751
Otras partidas pendientes de cobro	15.540.990	10.159.337
Importes entregados en garantía	115.692	-
Previsión para otras cuentas por cobrar	(15.197.681)	(12.709.279)
	32.433.359	30.343.876

e) BIENES REALIZABLES

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Bienes muebles adjudicados		
Dentro del plazo de tenencia	568.777	1.462.264
Excedidos del plazo de tenencia	903.199	1.006.565
	1.471.976	2.468.829
Bienes inmuebles adjudicados		
Dentro del plazo de tenencia	57.890.187	28.535.671
Excedidos del plazo de tenencia	17.279.761	19.685.013
	75.169.948	48.220.684
Otros bienes realizables	-	-
Bienes fuera de uso	81.944	90.006
Subtotal	76.723.868	50.779.519
Previsiones		
Bienes recibidos en recuperación de créditos	(16.246.311)	(14.549.605)
Bienes fuera de uso	(81.944)	(90.006)
Otros bienes realizables	-	-
Subtotal	(16.328.255)	(14.639.611)
	60.395.613	36.139.908

f) BIENES DE USO

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	Valores actualizados		Depreciaciones acumuladas		Valores residuales	
	2002	2001 (Reexpresado)	2002	2001 (Reexpresado)	2002	2001 (Reexpresado)
	Bs	Bs	Bs	Bs	Bs	Bs
Terrenos	45.763.657	45.763.657	-	-	45.763.657	45.763.657
Edificios	114.825.591	100.023.453	19.668.169	17.123.503	95.157.422	82.899.950
Mobiliario y enseres	14.192.805	14.110.942	8.435.300	7.433.756	5.757.505	6.677.186
Equipo e instalaciones	22.621.992	22.385.485	13.219.079	11.043.949	9.402.913	11.341.536
Equipos de computación	101.795.184	97.831.405	77.426.819	61.177.522	24.368.365	36.653.883
Vehículos	5.848.091	6.561.725	4.873.519	4.468.741	974.572	2.092.984
Obras de arte	804.298	805.767	-	-	804.298	805.767
Obras en construcción	1.048.582	13.180.010	-	-	1.048.582	13.180.010
	306.900.200	300.662.444	123.622.886	101.247.471	183.277.314	199.414.973

Al 31 de diciembre de 2002 y 2001, los resultados registran la depreciación de activos fijos por Bs 23.744.485 y Bs 24.222.183, respectivamente.

Conforme a disposiciones legales en vigencia y principios de contabilidad generalmente aceptados en Bolivia, está permitida la revalorización técnica de activos fijos. En este sentido, el Banco encargó a Price Waterhouse, Consultores de Empresas Ltda. la realización de un estudio de revalorización técnica de terrenos y edificios. La mencionada firma entregó su informe el 20 de abril de 1995, el mismo que establece un incremento de valor en los terrenos de Bs 3.672.316 y en los edificios de Bs 7.242.567, haciendo un total de Bs 10.914.883, equivalente a $us. 2.036.359 al tipo de cambio de esa fecha.

La Junta General Extraordinaria de Accionistas realizada el 21 de julio de 1995, aprobó el informe de revalorización técnica de activos fijos y autorizó su incorporación a los registros contables del Banco. Sin embargo, la Superintendencia de Bancos y Entidades Financieras, en fecha 14 de septiembre de 1995, desautorizó la contabilización de dicho revalúo, instruyendo la reversión del respectivo asiento contable.

Si el Banco hubiera contabilizado el revalúo antes mencionado, su patrimonio neto al 31 de diciembre de 2002 y 2001, sería de aproximadamente $us. 57.600.000.

g) OTROS ACTIVOS

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Bienes diversos :		
Papelería, utiles y materiales de servicio	2.108.851	2.436.201
Otros varios	22.591	24.814
Cargos diferidos	13.550.997	15.411.190
Partidas pendientes de imputación :		
Remesas en tránsito	14.925.798	8.232.321
Fondos asignados a cajeros automáticos	60.378.917	54.425.385
Partidas pendientes por tarjetas de crédito	2.037.872	3.029.716
Fallas de caja	313.085	182.467
Operaciones pendientes por liquidar	-	220
Otras partidas pendientes	4.040.174	2.306.295
	97.378.285	86.048.609

Las amortizaciones de cargos diferidos cargados a resultados del ejercicio fueron por Bs 5.969.906 y Bs 5.456.504, al 31 de diciembre de 2002 y 2001, respectivamente.

h) OBLIGACIONES CON EL PÚBLICO

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Depósitos en cuentas corrientes	792.676.350	759.707.425
Depósitos en cuenta corrientes sin movimiento	3.197.915	4.342.934
Depósitos a la vista	274.978	323.608
Acreedores por documentos de cobro inmediato	103.263	107.710
Cheques certificados	1.728.998	3.318.520
Giros y transferencias por pagar	2.704.508	3.951.978
Cobranzas por reembolsar	137.980	-
Valores y depósitos vencidos	28.600.301	33.390.479
Depósitos judiciales	178.940	178.091
Fondos de terceros para operaciones en el Bolsín	-	150.039
Depósitos en cajas de ahorro	941.228.393	970.199.609
Depósitos en cajas de ahorro sin movimiento	5.166.953	6.825.286
Depósitos a plazo fijo	1.401.442.314	1.517.437.513
Retenciones judiciales	5.587.708	4.788.705
Cuentas corrientes clausuradas	3.461.871	3.777.150
Depósitos a plazo fijo afectados en garantía	64.253.016	46.931.873
Depósitos en garantía prepago cartas de crédito	871.888	430.736
Otros depósitos en garantía	7.286.663	6.672.035
Cargos devengados por pagar	41.491.424	48.754.603
	3.300.393.463	3.411.288.294

i) OBLIGACIONES CON INSTITUCIONES FISCALES

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Cheques certificados	55.102	60.524
Giros y transferencias por pagar	3.399	3.733
Depósitos por tributos fiscales	21.674.754	20.835.473
Depósitos judiciales	399.522	552.818
Cheques funcionario público	1.669	1.833
	22.134.446	21.454.381

j) OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Obligaciones con Bancos y entidades de financiamiento a la vista		
Depósitos en cuentas corrientes de traspaso de entidades financieras no bancarias	8.290.486	7.925.210
Cuotas de participación de fondos RAL de traspaso de entidades no financieras	20.188.494	20.529.437
Cartas de crédito diferidas con el Banco Central de Bolivia	9.107.317	23.074.721
	37.586.297	51.529.368
Obligaciones con otras entidades financieras		
Financiamientos externos a corto plazo	24.286.773	-
Financiamientos externos a mediano plazo	249.333	1.246.667
Financiamientos externos a largo plazo	68.665.698	162.802.603
Corresponsales por cartas de crédito diferidas a corto plazo	9.705.726	7.050.220
Obligaciones con entidades financieras de segundo piso	131.019.784	169.094.452
Obligaciones con otras entidades financieras	89.019.071	41.178.930
Cargos financieros devengados por pagar	3.562.005	7.570.478
	326.508.390	388.943.350
	364.094.687	440.472.718

k) OTRAS CUENTAS POR PAGAR

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Intermediación financiera	838.608	990.662
Diversas:		
Cheques de gerencia	5.708.260	14.396.377
Retenciones por orden de autoridades públicas	300	1.263
Acreedores fiscales por retenciones a terceros	525.837	1.004.649
Acreedores fiscales por impuestos a cargo de la entidad	1.907.080	2.074.414
Comisiones por pagar	63.376	77.647
Dividendos por pagar	794.172	666.513
Acreedores varios:		
Ingresos diferidos	4.022.262	241.955
Otras diversas	26.986.135	30.051.740
Provisiones :		
Previsión para indemnizaciones	15.278.797	15.730.797
Provisión IUE	-	8.677.239
Provisión para IPBIVA	821.065	611.473
Provisiones administrativas	4.810.807	2.397.265
Partidas pendientes de imputación:		
Remesas en tránsito	9.062.182	14.344.805
Fallas de caja	152.352	295.848
Operaciones por liquidar	27.899	57.058
Operaciones fuera de hora	2	11.491
Otras partidas pendientes de imputación	100.262	9.095
	71.099.396	91.640.291

l) PREVISIONES

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Previsión específica para activos contingentes	3.684.675	744.750
Previsión genérica para activos contingentes	96.375	594
	3.781.050	745.344

m) OBLIGACIONES SUBORDINADAS

La composición al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Obligaciones subordinadas con:		
Entidades financieras del país	22.440.000	26.928.000
Entidades financieras del exterior	-	11.220.000
Cargos devengados por pagar	352.320	1.505.112
	22.792.320	39.653.112

n) INGRESOS Y GASTOS FINANCIEROS

La composición de los ingresos y gastos financieros al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado y Reclasificado) Bs
INGRESOS FINANCIEROS		
Productos por:		
Disponibilidades	912.177	1.049.807
Inversiones temporarias	41.917.805	55.094.884
Cartera vigente	305.257.658	381.010.111
Cartera vencida	8.473.292	10.117.092
Cartera en ejecución	16.977.642	11.832.672
Otras cuentas por cobrar	269.467	282.176
Inversiones permanentes	3.068.446	6.605.435
Comisión cartera contingente	6.932.322	9.507.285
	383.808.809	475.499.462

n) INGRESOS Y GASTOS FINANCIEROS (Cont.)

	2002 Bs	2001 (Reexpresado) Bs
GASTOS FINANCIEROS		
Cargos por:		
Obligaciones con el público	93.638.213	166.800.053
Obligaciones con bancos y entidades de financiamiento	25.969.851	39.992.006
Otras cuentas por pagar	2.069.751	128.177
	121.677.815	206.920.236

o) RECUPERACIONES DE ACTIVOS FINANCIEROS

La composición de las recuperaciones de activos financieros al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Por recuperación de activos financieros castigados	34.603	5.622
Por disminución previsión de cartera y otras cuentas por cobrar	1.371.282	5.371.274
Por disminución previsión de inversiones permanentes	382.785	-
	1.788.670	5.376.896

p) CARGOS POR INCOBRABILIDAD Y DESVALORIZACIÓN DE ACTIVOS FINANCIEROS

La composición de los cargos por incobrabilidad y desvalorización de activos financieros al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Cargo por previsión para cartera incobrable y otras cuentas por cobrar	98.664.283	64.164.635
Cargo por pérdidas en inversiones temporarias	4.482.083	467.800
Cargo por pérdidas en inversiones permanentes financieras	471.834	21.040
Castigo de productos financieros cartera	12.852.135	12.025.358
	116.470.335	76.678.833

q) OTROS INGRESOS Y GASTOS OPERATIVOS

La composición de otros ingresos y gastos operativos al 31 de diciembre de 2002 y 2001 es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
OTROS INGRESOS OPERATIVOS		
Comisiones y servicios	37.876.658	35.451.423
Operaciones de cambio y arbitraje	13.575.779	12.233.414
Ingreso de bienes realizables	10.444.739	1.595.061
Inversiones permanentes no financieras	8.366.842	9.633.867
Ingresos operativos diversos	20.069.021	15.266.164
	90.333.039	74.179.929

	2002 Bs	2001 (Reexpresado) Bs
OTROS GASTOS OPERATIVOS		
Comisiones y servicios	15.761.940	15.220.251
Gastos de bienes realizables	17.799.174	6.007.667
Pérdida por inversiones permanentes no financieras	-	123.558
Gastos operativos diversos	7.824.274	6.385.444
	41.385.388	27.736.920

r) INGRESOS Y GASTOS DE GESTIONES ANTERIORES

La composición del grupo al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
INGRESOS DE GESTIONES ANTERIORES		
Ingresos de gestiones anteriores	328.790	-
	328.790	-
GASTOS DE GESTIONES ANTERIORES	**Bs**	**Bs**
Gastos de gestiones anteriores	240.194	158.585
	240.194	158.585

s) GASTOS DE ADMINISTRACIÓN

La composición del grupo al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Gastos de personal	59.914.723	68.496.198
Servicios contratados	14.682.645	14.133.444
Seguros	3.476.738	3.057.427
Comunicaciones y traslados	8.399.223	11.988.342
Impuestos	14.833.380	19.772.096
Mantenimiento y reparaciones	5.121.957	5.756.043
Depreciación y desvalorización bienes de uso	23.744.485	24.223.537
Amortización de cargos diferidos	5.969.906	5.456.504
Otros gastos de administración	28.716.873	32.959.298
	164.859.930	185.842.889

t) CUENTAS CONTINGENTES

La composición del grupo al 31 de diciembre de 2002 y 2001, es la siguiente:

	2002 Bs	2001 (Reexpresado) Bs
Cartas de crédito emitidas a la vista	25.448.678	16.287.305
Cartas de crédito emitidas diferidas	8.653.533	9.916.042
Cartas de crédito con prepago	586.815	36.213
Cartas de crédito confirmadas	3.957.561	336.861
Cartas de crédito Stand By	15.754.087	17.547.366
Avales	15.568.216	24.808.313
Boletas de garantía contragarantizadas	19.069.863	22.126.822
Boletas de garantía no contragarantizadas	121.599.975	152.041.302
Líneas de crédito comprometidas	96.835.168	105.492.550
	307.473.896	348.592.774

u) CUENTAS DE ORDEN

Al 31 de diciembre de 2002 y 2001, existían las siguientes cuentas de orden:

	2002 Bs	2001 (Reexpresado) Bs
Valores y bienes recibidos en custodia	8.660.784	29.787.571
Valores y bienes recibidos en administración	729.453.649	715.543.050
Valores en cobranza	23.200.329	27.396.805
Garantías recibidas:		
Garantías hipotecarias	5.820.784.715	6.230.184.273
Garantías en titulos valores	157.330.084	158.914.858
Garantías prendarias	1.459.058.781	1.439.207.790
Garantías bonos de prenda	55.697.591	54.958.989
Depósitos en la entidad financiera	86.989.181	98.207.378
Garantías de otras entidades financieras	24.531.293	58.900.606
Bienes embargados	49	54
Otras garantías	111.821.970	77.019.928
Cuentas de registro:		
Líneas de crédito otorgadas y no utilizadas	591.458.143	453.530.685
Líneas de crédito obtenidas y no utilizadas	974.177.259	1.286.448.111
Cheques del exterior	329.778	618.895
Documentos y valores de la entidad	993.780	305.751.498
Cuentas incobrables castigadas	28.510.526	23.785.978
Productos en suspenso	102.471.434	104.257.022
Cartas de crédito notificadas	48.818.968	49.392.553
Otras cuentas de registro	511.101	299.243
	10.224.799.415	11.114.205.287

NOTA 9 - PATRIMONIO

a) CAPITAL PAGADO

El capital autorizado es de Bs 228.000.000 dividido en 2.280.000 acciones de Bs 100 cada una con derecho a un voto por acción, aprobado por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 111/95 de 29 de Junio de 1995.

La Junta General Extraordinaria de Accionistas celebrada el 21 de marzo de 2001 autorizó el incremento del capital pagado de la sociedad a Bs 190.864.600 y la Junta General Extraordinaria de Accionistas celebrada el 17 de abril de 2002 autorizó el incremento del capital pagado de la Sociedad a Bs 195.148.600. El nuevo capital pagado fue aprobado por la Superintendencia de Bancos y Entidades Financieras mediante resolución N° SB/082/2002 de fecha 26 de julio de 2002. El registro del incremento en el capital pagado correspondiente a la decisión tomada por los accionistas en fecha 21 de marzo de 2001 se realizó en la gestión 2001, una vez obtenida la resolución aprobatoria de la Superintendencia de Bancos y Entidades Financieras.

El valor patrimonial y proporcional por cada acción, al 31 de diciembre de 2002 y 2001, es de Bs 213,19 y Bs 225,61, respectivamente.

b) RESERVAS

Legal

De acuerdo con lo dispuesto por la legislación vigente y los estatutos del Banco, debe destinarse una suma no inferior al 10% de las utilidades líquidas y realizadas del ejercicio al fondo de reserva legal, hasta alcanzar el 50% del capital pagado.

La Junta Ordinaria de Accionistas, celebrada el 17 de abril de 2002, decidió constituir la reserva legal por Bs 5.175.600 con cargo a las utilidades de la gestión 2001.

La Junta General Ordinaria de Accionistas, celebrada el 21 de marzo de 2001, decidió constituir la reserva legal por Bs 2.555.000 con cargo a las utilidades de la gestión 2000.

La Junta General Ordinaria de Accionistas, celebrada el 12 de abril de 2000, decidió destinar, de las utilidades de la gestión 1999, la suma de Bs 4.345.700 para la reserva legal. Hasta el 31 de diciembre de 2000 no se había dado efecto contable a esta decisión. El registro contable de la constitución de la reserva legal de las gestiones 2000 y 1999 fue realizado en la gestión 2001.

Voluntaria

Esta cuenta representa las utilidades acumuladas destinadas a reservas adicionales a las establecidas por disposiciones legales y/o estatutarias.

Otras reservas obligatorias

La Sociedad siguiendo los nuevos lineamientos del Manual de Cuentas para Bancos y Entidades Financieras registró en esta cuenta la actualización del patrimonio correspondiente a la gestión 2002 por Bs 35.950.043.

NOTA 10 - PONDERACIÓN DE ACTIVOS Y CONTINGENTES

La ponderación de activos a nivel consolidado es la siguiente:

Al 31 de diciembre de 2002:

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	980.833.700	0,00	-
Categoría II	Activos con riesgo de 10%	-	0,10	-
Categoría III	Activos con riesgo de 20%	877.644.879	0,20	175.528.976
Categoría IV	Activos con riesgo de 50%	338.252.981	0,50	169.126.491
Categoría V	Activos con riesgo de 75%	58.214.449	0,75	43.660.837
Categoría VI	Activos con riesgo de 100%	2.982.314.570	1,00	2.982.314.570
Totales		5.237.260.579		3.370.630.874
10% sobre Activo computable				337.063.087
Patrimonio Neto				378.550.111
Excedente/ (Déficit) Patrimonial				41.487.024
Coeficiente de Suficiencia Patrimonial				11,23%

NOTA 10 - PONDERACIÓN DE ACTIVOS Y CONTINGENTES (Cont.)

Al 31 de diciembre de 2001 (Reexpresado):

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	1.521.831.827	0,00	-
Categoría II	Activos con riesgo de 10%	-	0,10	-
Categoría III	Activos con riesgo de 20%	493.230.621	0,20	98.646.124
Categoría IV	Activos con riesgo de 50%	520.466.398	0,50	260.233.199
Categoría V	Activos con riesgo de 75%	-	0,75	-
Categoría VI	Activos con riesgo de 100%	2.964.464.899	1,00	2.964.464.899
Totales		5.499.993.745		3.323.344.222
10% sobre Activo computable				332.334.422
Patrimonio Neto				420.771.155
Excedente/ (Déficit) Patrimonial				88.436.733
Coeficiente de Suficiencia Patrimonial				12,66%

NOTA 11 - CONTINGENCIAS

El Banco declara no tener contingencias probables de ninguna naturaleza, más allá de las registradas contablemente.

NOTA 12 - HECHOS POSTERIORES

Con posterioridad al 31 de diciembre de 2002 no se han producido hechos o circunstancias que afecten en forma significativa los presentes estados financieros.

NOTA 13 - ÁMBITO DE CONSOLIDACIÓN

El Banco posee interés mayoritario en "Mercantil de Inversiones Bursátiles S.A. - MIBSA", "Sociedad Administradora de Fondos de Inversión Mercantil S.A. - SAFIMSA" y en "Warrant Mercantil S.A. - WAMSA", y ejerce control sobre "Universal Brokers S.A.". Debido a que al 31 de diciembre de 2002 y 2001 dichas inversiones no son significativas respecto a la posición financiera y patrimonial del Banco ni a los resultados de dichos ejercicios, los estados financieros de estas empresas no han sido consolidados con los estados financieros del Banco como lo requiere la Norma de Contabilidad N° 8 del Colegio de Auditores de Bolivia.

NOTA 14 - HECHOS RELEVANTES

Tal como se comenta en la nota 2, punto d, inciso III , la Superintendencia de Bancos y Entidades Financieras, mediante circular SB/413/2002, en cumplimiento al Decreto Supremo N° 26838 del 9 de noviembre de 2002, ha dispuesto la modificación del Reglamento de Evaluación y Calificación de Cartera.

En cumplimiento de la mencionada normativa, hasta el 31 de marzo de 2003, el Banco debe incrementar el monto de la previsión para cartera incobrable para cumplir con lo establecido por el organismo fiscalizador. Al respecto y de acuerdo con las estimaciones realizadas, estas previsiones serán constituidas en el primer semestre de la gestión 2003. Esta constitución generará un cargo de aproximadamente Bs 8.228.000 equivalentes a $us. 1.100.000.

Eduardo Quintanilla Y.
Presidente

Enrique Nowak
Síndico

Heriberto Isnado P.
Auditor Financiero





El valor, tenacidad y visión de los
hombres que liderizaron nuestra Institución
se manifiestan en su solidez y solvencia.

Informe del Síndico



La Paz, 20 de marzo de 2003

A los señores
Accionistas del
Banco Mercantil S.A.
Presente.-

Señores accionistas:

Cumpliendo las disposiciones legales contenidas en el Código de Comercio, en la Ley de Bancos y Entidades Financieras y en los Estatutos del Banco Mercantil S.A., he examinado la Memoria Anual, el Balance General, el Estado de Resultados y el Dictamen de los Auditores Externos elaborado por la firma PricewaterhouseCoopers S.R.L., correspondiente a la gestión 2002.

Consecuentemente, me corresponde presentar a consideradión de la Junta General de Accionistas el siguiente informe:

En mi opinión, el Balance General y el Estado de Resultados reflejan razonablemente la situación financiera y patrimonial del Banco Mercantil S.A. al 31 de diciembre de 2002 y el resultado de sus operaciones durante el año que finalizó en la fecha indicada.

Por estas consideraciones, me permito recomendar a la Junta General de Accionistas la aprobación de dicho Balance General y Estado de Ganancias y Pérdidas al 31 de diciembre de 2002.

Atentamente,

Enrique Nowak R.
Síndico



Nos sentimos orgullosos de trabajar en un Banco que ya es parte de la historia nacional.

Nómina de Accionistas

NOMBRE O RAZÓN SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
AGUIRRE RODRÍGUEZ CARLOS	Boliviana	1
AGUIRRE VICTORIA RODRÍGUEZ DE	Boliviana	1
AGUIRRE BASTOS CARLOS	Boliviana	33
AGUIRRE BASTOS FERNANDO	Boliviana	319
ARTEAGA AMALIA IRIGOYEN DE	Boliviana	70
ARTEAGA CABRERA MOISÉS	Boliviana	70
ARTEAGA IRIGOYEN JOSÉ DUILIO	Boliviana	59
ARTEAGA IRIGOYEN MARÍA XIMENA	Boliviana	51
AZCUI DANIELA RIVERO VDA. DE	Boliviana	379
BAILEY MA.ELENA DEL CARMEN JÁUREGUI DE	Boliviana	371
BISA ADMINISTRADORA DE FONDOS DE INVERSIÓN S.A. (BISA SAFI S.A.) BISA CAPITAL FIA	Boliviana	110
BALLIVIÁN AGUIRRE MARÍA INÉS	U.S.A.	1
BANCO DE COCHABAMBA	Boliviana	2.156
BARRÓN ZELAYA ROSA	Boliviana	97
BERTHIN FLORES GONZALO	Boliviana	4
BOHRT BLANCA ARTIEDA DE	Boliviana	62
BOZO TARIFA ADELIO	Boliviana	433
CALVO PACHECO MARTHA SUSANA	Boliviana	34
COMPAÑÍA DE INVERSIONES "LOS ÁLAMOS" S.A.	Boliviana	390.921
COMPAÑÍA INVERSORA "EASTON" S.A.	Boliviana	390.921
CUADROS M. ALFREDO	Boliviana	11
DE LA ROCHA SARA VILLEGAS DE	Boliviana	272
FAVERO R. MARY DEL C.	Boliviana	491
FORTALEZA SAFI S.A. FONDO DE INVERSIÓN PRO PRODUCE GANANCIA	Boliviana	379
FERNÁNDEZ ARROYO JORGE	Boliviana	193
GONZÁLES VÉLEZ L. MARÍA ANGÉLICA	Boliviana	51
GONZÁLES VÉLEZ L. MARÍA ELOISA	Boliviana	258
GONZÁLES VÉLEZ L. MARÍA ROSA	Boliviana	184
GRACE Y CIA. (BOLIVIA) S.A.	Boliviana	415
HERRERA T. MARTHA	Boliviana	184
HERRERA T. SERGIO	Boliviana	184
HERRERO MARÍA	Boliviana	38
INCHAUSTE HORTENSIA ZELAYA DE	Boliviana	97
INVERSIONES "ZUBAT" S.A.	Boliviana	217.162

NOMBRE O RAZÓN SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
ITURBE CORINA CALVO PACHECO DE	Boliviana	34
INVERSIONES OVENDAL S.A. INVOSA	Boliviana	608.615
INVERSIONES JAEM & CIA S.A. INJECIA S.A.	Boliviana	231.925
JÁUREGUI ÁLVAREZ JULIO EZEQUIEL RAMIRO	Boliviana	371
JÁUREGUI CUSICANQUI JULIO VENTURA	Boliviana	742
LINALE NICOLA	Boliviana	190
LORINI ALBORTA JOSÉ	Boliviana	51
LORINI JUAN ENRIQUE	Boliviana	11
LORINI SÁENZ JORGE EDUARDO	Boliviana	11
MANDRAFINA S.A.	Panameña	54.325
MERCADO GARCÍA FEDERICO	Boliviana	285
MERCADO MELVA PALAZUELOS DE	Boliviana	183
MERCADO PALAZUELOS GEMA	Boliviana	183
MERCADO PALAZUELOS JORGE	Boliviana	396
MIRANDA BERRÍOS RUFFO	Boliviana	183
NOGALES HORTENSIA RODRÍGUEZ VDA. DE	Boliviana	379
OLMOS ZAPATA EDWIN	Boliviana	127
OVIEDO SALAS MARIO	Boliviana	258
PANAMERICAN SECURITIES S.A.	Boliviana	94
PARADA PEDRIEL OSCAR	Boliviana	11
PRUDENCIO CARLOS E.	Boliviana	498
QUINTANILLA YBARNEGARAY EDUARDO	Boliviana	358
QUIROGA RIVAS JULIA	Boliviana	11
RADA MONJE HUGO	Boliviana	39
RADA PABLO DE	Boliviana	3
RENJEL GUZMÁN MARÍA SANDRA	Boliviana	13
RENJEL GUZMÁN MARÍA DANIELA	Boliviana	13
RENJEL GUZMÁN MARIA FLAVIA	Boliviana	13
RIVERA APARICIO ÁNGEL	Boliviana	261
RODRÍGUEZ CASAS GABRIELA	Boliviana	599
RODRÍGUEZ RIVAS JAVIER	Boliviana	11
SALAUES ALMARAZ JUAN CARLOS	Boliviana	16.820
SALAZAR SALMÓN HUGO	Boliviana	192
SÁNCHEZ BUSTAMANTE ELVIRA PEROU VDA. DE	Boliviana	320
TREPP MARTHA SUSY CARRASCO DE	Boliviana	51
UNZUETA ZEGARRA EMILIO	Boliviana	25.232

NOMBRE O RAZÓN SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
URIOSTE ARMANDO J. DE	Boliviana	191
UGALDE MARÍA EUGENIA OTERO DE	Boliviana	31
VALDÉS ANDREATTA ALBERTO A.	Boliviana	115
VALDÉS ANDREATTA SUSANA	Boliviana	237
VALDÉS LOMA ALBERTO	Boliviana	410
VEGA C. JUAN	Boliviana	742
VELASCO V. TERESA	Boliviana	261
VILLEGAS VARGAS HUGO	Boliviana	128
VILLEGAS VARGAS PATRICIA	Boliviana	128
WENDE FRANKEL ERNESTO	Boliviana	173
ZELAYA AUGUSTO N.	Boliviana	122
ZUAZO CHÁVEZ JAVIER	Boliviana	128
TOTALES		1.951.486




BOLIVIA

Con pasos seguros avanzamos con absoluta confianza hacia el futuro.

Oficinas Centrales, Sucursales y Agencias



OFICINAS CENTRALES, SUCURSALES Y AGENCIAS

LA PAZ

Casa Matriz
Calle Ayacucho esq. Mercado No. 295
Central Piloto: (591-2) 2315131
Fax: 2311289 - 2317402
Casilla: 423

Agencia Edificio Electra
Calle Mercado No. 1190
Edificio Electra
Teléfono: 2315131

Agencia Eloy Salmón
Calle Eloy Salmón No. 820
Teléfono: 2450472

Agencia Hotel Ritz
Plaza Isabel La Católica
Ritz Apart Hotel
Teléfono: 2433088

Agencia Villa Fátima
Av. Las Américas Local No. 2
(Ex - fábrica de Chocolates Corona)
Teléfono: 2210883

Agencia Camacho
Av. Camacho esq. Loayza
Edif. Sainz No.1389
Teléfono: 2201625

Agencia Miraflores
Calle Díaz Romero esq. Gamarra y Av. Busch
Teléfono: 2246245
(Miraflores)

Agencia Pérez Velasco
Plaza Pérez Velasco No. 791
Teléfono: 2317307

Agencia Tumusla
Av. Tumusla No. 734
Teléfono: 2457256

Agencia San Miguel
Av. Ballivián esq. calle 21 No. 1426
Teléfono: 2795750
(Calacoto)

Agencia Kollasuyo
Av. Kollasuyo No. 1442
entre José María Asin y Gral. Ángel Bavia
Teléfono: 2384188
(Zona Cementerio)

Agencia Ceja El Alto
Av. Franco Valle No. 35
casi esq. calle No. 2
Villa 12 de Octubre
Teléfono: 2821980

COCHABAMBA

Oficina Central
Calle Nataniel Aguirre esq. Calama No. O-201
Teléfonos: (591-4) 4251865 - 4251869
Fax: 4251078
Casilla: 179

Agencia Heroínas
Av. Heroínas esq. calle Antezana No. E-745
Teléfonos: 4250622 - 4250330

Agencia Blanco Galindo
Av. Blanco Galindo KM 1 No. O-1132
Teléfonos: 4401160 - 4247980

Agencia Norte
Av. América esq. Libertador Bolívar
Teléfonos: 4485481 - 4485478

Agencia Quillacollo
Av. Gral. Pando esq. calle J. Ballivián s/n
Teléfono: 4361652

Agencia La Cancha
Av. San Martín No. 1114
entre calle Honduras y calle Punata
Teléfono: 4252768

Agencia Recoleta
Plazuela Ubaldo Anze
esq. calle Aniceto Padilla
Edif. Olmedo Planta Baja s/n
Teléfono: 4402250

SANTA CRUZ

Oficina Central
Av. Irala esq. Av. Velarde
Central Piloto: (591-3) 3369000
Fax: 3362020 - 3367849
Casilla: 1304

Agencia René Moreno
Calle René Moreno esq. Suárez de Figueroa
Teléfono: 3340949

Agencia Melchor Pinto
Av. Melchor Pinto No. 742
Teléfono: 3365583

Agencia La Ramada
Av. Grigotá No. 566
Teléfono: 3542843

Agencia Parque Industrial
Av. Principal PI Manzano 7
diagonal a Gladimar
Teléfono: 3468268

Agencia San Juan de Yapacaní
San Juan de Yapacaní
Teléfono: 9347002

Agencia El Cristo
Av. Cristo Redentor esq. Bailón Mercado
Teléfono: 3423157

Agencia Puerto Aguirre
Zona Franca Puerto Aguirre
Teléfono: 9782923

Agencia Montero
Calle Independencia No. 107
Teléfono: 9223755

TARIJA

Oficina Central
Calle 15 de Abril esq. Sucre No. 283
Teléfonos: (591-4) 6642346 - 6643356
Fax: 6113518
Casilla: 1151

Agencia Villa Fátima
Av. La Paz esq. Av. Belgrano s/n
Teléfono: 6646732

Agencia Yacuiba
Calle Comercio esq. San Pedro s/n
Teléfono: 6830145

Agencia Bermejo
Calle Cochabamba s/n
Teléfono: 6963388
(Hotel Internacional)

ORURO

Oficina Central
Calle Adolfo Mier esq. Presidente Montes
Teléfonos: (591-2) 5252988 - 5252132
Fax: 5113023 - 5113082
Casilla: 1062

Agencia Walter Khon
Calle Lizárraga esq. Tarija No. 300
Teléfono: 5256519
(Plaza Walter Khon)

SUCRE

Oficina Central
Calle España No. 18
Teléfonos: (591-4) 6443951 - 6443952 - 6443938
Fax: 6443950 Int. 1008
Casilla: 143

POTOSÍ

Oficina Central
Pasaje Boulevard No. 9
Teléfonos: (591-2) 6228085 - 6228877 - 6228372
Fax: 6122260
Casilla: 56

Agencia Villazón
Av. J.M. Deheza No. 423
Teléfono: 5972242

BENI

Oficina Central (Trinidad)
Calle Joaquín de Sierra No. 61
Teléfonos: (591-3) 4621309 – 4620410 – 4622380
Fax: 4652051
Casilla: 160

Agencia Riberalta
Frente Plaza principal s/n
Teléfono: 8522920

ARGENTINA

Oficina de Representación
Buenos Aires: Reconquista 520 - 6to. Piso
Teléfonos: (541) 3937118 - 3937119
Telefax: (541) 3937400



Nuestra historia, solvencia y seriedad nos acreditan en el extranjero como el banco más sólido de Bolivia

Bancos Corresponsales



PRINCIPALES BANCOS CORRESPONSALES

ALEMANIA
BANK ONE NA
BAYERISCHE HYPO VEREINSBANK AG
BERLINER BANK NIEDERLASSUNG DER BANKGESELLSC
BHF BANK
COMMERZBANK AG
DEUTSCHE BANK AG
DRESDNER BANK AG
HAMBURGER SPARKASSE HASPA
HAMBURGISCHE LANDESBANK GIROZENTRALE
LANDESBANK BADEN WUTTEMBERG FORMERLY SUEDW
VEREINS UND WESTBANK
WESTALENBANK AG
WESTDEUTSCHE LANDESBANK GIRIZENTRALE

ARGENTINA
ABN AMRO BANK NV
BANCO BISEL SA
BANCO DE GALICIA Y BUENOS AIRES
BANCO DE LA NACIÓN ARGENTINA
BANCO DE LA PROVINCIA DE BUENOS AIRES
BANCO DO ESTADO DE SAO PAULO SA BANESPA
BANCO EUROPEO PARA AMÉRICA LATINA BEAL SA
BANCO EXTERIOR DE AMÉRICA
BANCO PIANO SA
BANCO SUDAMERIS S.A.
BANCO SUQUIA SA
BANK BOSTON NA BUENOS AIRES

AUSTRIA
BANK AUSTRIA AG

BANGLADESH
BANK ASIA LTD. DHAKA BD

BÉLGICA
ABN AMRO BANK NV
BANCO BILBAO VIZCAYA ARGENTARIA SA
FORTIS BANK N.V. (FORMERLY GENERALE BANK NEDERLAND N.V.)
KREDIETBANK N.V. BRUSSELS

BOLIVIA
BANCO BISA SA
BANCO CENTRAL DE BOLIVIA

BRASIL
ABN AMRO BANK NV
BANCO ALFA DE INVESTIMENTO SA
BANCO BMC SA
BANCO BRASIL SA
BANCO CREDIBANCO SA
BANCO DE CRÉDITO NACIONAL SA
BANCO DO ESTADO DE SAO PAULO SA (BANESPA)
BANCO FRANCES E BRASILEIRO SA
BANCO ITAU SA
BANCO REAL SA
BANCO SAFRA SA
BANCO SANTANDER
BANCO SUDAMERIS S.A.
DEUTSCHE BANK SA
DRESDNER BANK LATEINAMERIKA AG
UNIBANCO UNIDAD DE BANCOS BRASILEIROS S/A

CANADÁ
BANCA NATIONALE DU CANADA
CAISSE CENTRALE DESJARDINS DU QUEBEC L.A.
CANADIAN IMPERIAL BANK OF COMMERCE
ROYAL BANK OF CANADA
THE BANK OF MONTREAL
THE TORONTO DOMINION BANK
UBS BANK CANADA

CHILE
BANCO BICE
BANCO DE CRÉDITO E INVERSIONES

BANCO DE CHILE
BANCO DEL ESTADO DE CHILE
BANCO SANTANDER
BANCO SANTIAGO
BANCO SECURITY
BANCO SUD AMERICANO
BANCO SUDAMERIS S.A.
BBV BANCO BHIF
CORP BANCA
UBS AG

CHINA
BANCO BILBAO VIZCAYA ARGENTARIA SA
BANK ONE, NA
STANDARD CHARTERED BANK
THE TORONTO DOMINION BANK
UBS AG

COLOMBIA
BANCO DE COMERCIO EXTERIOR SA
BANCO SUDAMERIS S.A.
BANCO UNIÓN COLOMBIANO
FONDO LATINOAMERICANO DE RESERVAS

COREA
BANK ONE, NA
EXPORT INPORT BANK OF KOREA
KOREA ECHANGE BANK
SHINHAN BANK
STANDARD CHARTERED BANK

CROACIA
PRONDEI BANK

DINAMARCA
DEN DANESKE BANK
UNIBANK A/S
NORDEA BANK DENMARK AS

ECUADOR
BANCO DE PICHINCHA
BANCO DEL PACÍFICO
ING BANK NV

ESPAÑA
BANCO ANDALUCÍA
BANCO ATLÁNTICO SA
BANCO DE ALICANTE SA
BANCO DE CASTILLA
BANCO DE CRÈDITO BALEAR
BANCO DE CRÈDITO LOCAL DE ESPAÑA
BANCO DE GALICIA SA
BANCO DE MURCIA
BANCO DE NEGOCIOS ARGENTARIA SA
BANCO DE VASCONIA SA
BANCO DO ESTADO DE SAO PAULO SA BANESPA
BANCO ESPAÑOL DE CRÉDITO
BANCO POPULAR ESPAÑOL SA
BANCO SABADELL SA
BANCO SANTANDER CENTRAL HISPANO SA
CAIXA D'ESTALVIS DE CATALUNYA

ESTADOS UNIDOS
ABN AMRO BANK NV
AMERICAN EXPRESS BANK LTD
AMSOUTH BANK
AMTRADE INTERNATIONAL BANK OF FLORIDA
ARGENTARIA CAJA POSTAL Y BANCO HIPOTECARIO
BANCO ATLÁNTICO SA
BANCO DE CHILE
BANCO DE LA NACIÓN ARGENTINA
BANCO DE LA PROVINCIA DE BUENOS AIRES
BANCO INTERNACIONAL DE COSTA RICA
BANCO SUDAMERIS S.A.
BANK OF AMERICA NA FORMERLY NATIONSBANK
BANK ONE
BANKBOSTON NA
BANKERS TRUST COMPANY NEW YORK
BANQUE SUDAMERIS
BAYERISCHE HYPO VEREINSBANK AG
BPD INTERNATIONAL BANK
CITIBANK NA
CREDIT LYONNAIS

DRESDNER BANK LATEINAMERIKA AG
EASTERN NATIONAL BANK
FIRST UNION NATIONAL BANK PHILADELPHIA
FLEET BANK NATIONAL ASSOCIATION
HAMILTON BANK NA
HARRIS TRUST AND SAVINGS BANK
INTERNATIONAL FINANCE BANK
ISRAEL DISCOUNT BANK OF NEW YORK
NOTHERN TRUST COMPANY THE
PINEBANK
STANDARD CHARTERED BANK
THE INTERNATIONAL BANK OF MIAMI NA
THE TORONTO DOMINION BANK
U.S. BANK
UBS AG FORMERLY SWISS BANK CORPORATION
UNION PLATERS BAN NA USA

FRANCIA
BANQUE SUDAMERIS
CREDIT LYONNAIS
NATEXIS BANQUE

GRAN BRETAÑA
BANCO DO ESTADO DE SAO PAULO SA BANESPA
HSBC BANK PLC FORMERLY MIDLAND BANK PLC
LLOYDS TSB BANK PLC
STANDARD CHARTERED BANK
UBS AG
NATIONAL WESTMINSTER BANK PLC

GUATEMALA
BANCO INDUSTRIAL

HOLANDA
ING BANK NV
LANDSCHOT BANKIERST NV F VAN
LLOYDS TSB BANK PLC
MEESPIERSON NV

HUNGRÍA
RAIFFEISEN BANK RT

ITALIA
INTESA BCI S.P.A. (FORMERLY BANCA COMMERCIALE ITALIANA SPA)
BANCA FIDEURAM SPA
BANCA NAZIONALE DEL LAVARO SPA
BANCA NAZIONALE DELL AGRICOLTURA SPA
BANCA POPOLARE DI VERONA
BANCO AMBROSIANO VENETO SPA
BANCO ANTONIANA POPOLARE VENETA
BANCO DI BRESCIA SPA FORMERLY CAB SPA
CARIPLO CASSA DI RISPARMIO DELLE PROVINCIE
CARIVERONA BANCA SPA CASSA DI RISPARMIO
SANPAOLO IMI SPA
UNICREDITO ITALIANO SPA

ISLAS CAYMÁN
ATLANTIC SECURITY BANK

JAPÓN
CITIBANK NA
DRESDNER BANK AG
STANDARD CHARTERED BANK
THE BANK OF TOKYO MITSUBISHI LTD
THE TORONTO DOMINION BANK
UBS AG

MALASIA
STANDARD CHARTERED BANK

MÉXICO
BANCO DEL BAJIO SA
BANCO NACIONAL DE MÉXICO SA
BANCO NACIONAL DE COMERCIO EXTERIOR SNC
DRESDNER BANK MEXICO S.A.

NORUEGA
SWEDBANK OSLO BRANCH
UNION BANK OF NORWAY

NUEVA ZELANDIA
BANK OF NEW ZEALAND

PANAMÁ
BANCO BILBAO VIZCAYA ARGENTARIA SA

BANCO EXTERIOR DE AMÉRICA
BANCO INTERNACIONAL DE COSTA RICA
BANCO SUDAMERIS S.A.

PARAGUAY
ING BANK NV

PERÚ
BANCO BANEX
BANCO CONTINENTAL
BANCO INTERNACIONAL DEL PERU
BANCO SANTANDER
BANCO STANDARD CHARTERED
BANCO WIESSE SUDAMERIS

PORTUGAL
ARGENTARIA CAJA POSTAL Y BANCO HIPOTECARIO
BANCO BPI
BANCO PINTO E SOTTO MAYOR
FINIBANCO S.A.

REPÚBLICA DOMINICANA
BANINTER SA

SINGAPUR
STANDARD CHARTERED BANK

SUDÁFRICA
FIRSTRAND BANK LIMITED

SUECIA
NORDBANKEN AB
SKANDINAVISKA ENSKILDA BANKEN
SVENSKA HANDELSBANKEN

SUIZA
CREDIT SUISSE (FIRST BOSTON)
UBS AG

TAIWÁN
THE TORONTO DOMINION BANK
STANDARD CHARTERED BANK

URUGUAY
AMERICAN EXPRESS BANK URUGUAY SA
BANCO EXTERIOR DE AMÉRICA
BANCO SUDAMERIS S.A.
BANCO URUGUAY

VENEZUELA
BANCO MERCANTIL VENEZUELA
CORP BANCA
CORPORACIÓN ANDINA DE FOMENTO



